Filed Pursuant to Rule 424B2

Registration No. 333-118941

PROSPECTUS SUPPLEMENT

(To Prospectus dated October 1, 2004)

4,400,000 Common Units

Representing Limited Partner Interests

We are selling 4,400,000 common units of Inergy, L.P. Our common units trade on the Nasdaq National Market under the symbol “NRGY.” The last reported sale price of our common units on the Nasdaq on December 16, 2004 was $28.80 per common unit.

Investing in the common units involves risks. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement and on page 2 of the accompanying prospectus.

	Per Common Unit	Total
Public offering price	$28.800	$126,720,000
Underwriting discount	$1.224	$5,385,600
Proceeds to us (before expenses)	$27.576	$121,334,400

We have granted the underwriters a 60-day option to purchase up to an additional 660,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 4,400,000 common units in this offering and subject to certain conditions. See “Underwriting” beginning on page S-28.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about December 22, 2004.

LEHMAN BROTHERS Sole Book-Running Manager	WACHOVIA SECURITIES Joint Lead Manager

A.G. EDWARDS

RAYMOND JAMES

STIFEL, NICOLAUS & COMPANY

INCORPORATED

December 16, 2004

This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of common units. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the common units.

If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer for a more complete understanding of this offering. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement and page 2 of the accompanying prospectus for more information about important factors that you should consider before buying common units in this offering. Unless we indicate otherwise, the information we present in this prospectus supplement assumes that the underwriters do not exercise their option.

Throughout this prospectus supplement, when we use the terms “we,” “us,” “our,” or “Inergy, L.P.,” we are referring to Inergy, L.P. or to Inergy, L.P. and its subsidiaries collectively as the context requires. Unless otherwise indicated, the information contained in this prospectus supplement reflects our two-for-one common unit split completed on January 12, 2004. In addition, references to common units outstanding and ownership percentages in this prospectus supplement reflect only the impact of our issuance of 4,400,000 common units pursuant to this offering and do not reflect the underwriters’ exercise of their option or the issuance of 3,568,139 common units pursuant to the equity commitments described below.

Inergy, L.P.

Inergy, L.P. (NASDAQ:NRGY) is a publicly traded Delaware limited partnership that owns and operates a rapidly growing, geographically diverse retail and wholesale propane supply, marketing and distribution business. We believe we are currently the seventh largest propane retailer in the United States, based on retail propane gallons sold. Our retail business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. As of September 30, 2004, we served approximately 275,000 retail customers in Arkansas, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, and West Virginia from 147 customer service centers which had an aggregate of approximately 10.9 million gallons of above-ground propane storage capacity. In addition to our retail business, we operate a wholesale supply, marketing and distribution business through which we provide propane procurement, transportation and supply and price risk management services to our customer service centers. We also provide these services to independent dealers, multi-state marketers, petrochemical companies, refinery and gas processors and a number of other natural gas liquids marketing and distribution companies in the United States and in Canada. During the fiscal year ended September 30, 2004, or fiscal 2004, we sold and physically delivered approximately 140.7 million gallons of propane to retail customers and approximately 368.3 million gallons of propane to wholesale customers.

We have grown primarily through acquisitions of retail propane operations. Since our predecessor’s inception in November 1996 and through September 30, 2004, we have acquired the assets of 42 propane companies in Arkansas, California, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia and Canada for an aggregate purchase price of approximately $400 million, including working capital, assumed liabilities and acquisition costs. These acquisitions include 17 propane companies acquired during fiscal 2004 for an aggregate purchase price of approximately $97 million.

On November 18, 2004, we signed a definitive agreement to purchase 100% of the partnership interests in Star Gas Propane, L.P., or Star Gas Propane, for approximately $475 million plus working capital adjustments, which we currently expect to be approximately $9.5 million (see “Summary—Recent Developments—Star Gas Propane Acquisition and Concurrent Financings”). This acquisition will add approximately 334,000 customers throughout the Midwest, the Northeast, Florida and Georgia. During fiscal 2004, Star Gas Propane sold approximately 168 million gallons of retail propane. Following the consummation of this acquisition, we believe we will be the fifth largest retail propane company in the United States, serving approximately 600,000 customers from approximately 270 customer service centers in 26 states. We believe our acquisition of Star Gas Propane will be beneficial to us because Star Gas Propane, like us, has a retail focus with high tank ownership and decentralized operations with local business branding and because the acquisition will expand our customer base, increase the scale of our operations and strengthen our geographic diversity. We expect the Star Gas Propane Acquisition to close on December 17, 2004.

Retail Operations

Customer Service Centers

We market propane primarily in rural areas, but also have a significant number of customers in suburban areas where energy alternatives to propane such as natural gas are generally not available. We primarily market our propane products through our customer service centers under 13 regional brand names: Bradley Propane, Burnwell Gas, Country Gas, Gaylord Gas, Hancock Gas, Highland Propane, Hoosier Propane, Independent Propane Company (IPC), McCracken, Moulton Gas, Premier Propane, Pro Gas and United Propane.

From our customer service centers, we also sell, install and service equipment related to our propane distribution business, including heating and cooking appliances. Typical customer service centers consist of an office and service facilities, with one or more 12,000 to 30,000 gallon bulk storage tanks. Some of our customer service centers also have appliance showrooms. We also have several satellite facilities that typically contain only large capacity storage tanks.

Customer Deliveries

During fiscal 2004, we delivered approximately 140.7 million gallons of propane to retail customers, accounting for approximately 86% of our gross profit. Our retail volume sales were made to residential, industrial and commercial, and agricultural customers as follows:

•	approximately 65% to residential customers;

•	approximately 26% to industrial and commercial customers; and

•	approximately 9% to agricultural customers.

No single retail customer accounted for more than 1% of our total revenue during fiscal 2004.

Approximately 55% of our residential customers receive their propane supply under our automatic delivery program. Under our automatic delivery program, we deliver propane to our heating customers approximately six times during the year. We independently determine the amount of propane delivered based on weather conditions and historical consumption patterns. Our automatic delivery program eliminates the customer’s need to make an affirmative purchase decision, promotes customer retention by ensuring an uninterrupted supply and enables us to efficiently schedule deliveries on a regular basis. We promote this program by offering level payment billing, discounts, fixed price options and price caps. In addition, we provide emergency service 24 hours a day, seven days a week, 52 weeks a year.

We believe our tank lease programs are valuable to our business because they assist us in retaining customers and maintaining profitability. Approximately 80% of our retail propane customers lease their tanks from us. In most states, due to fire safety regulations, a leased tank may only be refilled by the propane distributor that owns that tank. The inconvenience and costs associated with switching tanks and suppliers greatly reduce a customer’s likelihood of changing distributors.

Retail deliveries of propane are usually made to customers by means of our fleet of bobtail and rack trucks. Propane is pumped from the bobtail truck, which generally holds 2,500 to 3,000 gallons, into a stationary storage tank on the customer’s premises. The capacity of these storage tanks ranges from 100 gallons to 1,200 gallons, with a typical tank having a capacity of 100 to 300 gallons in milder climates and 500 to 1,000 gallons in colder climates. We also deliver propane to retail customers in portable cylinders, which typically have a capacity of five to thirty-five gallons using our rack trucks. These cylinders are picked up by us and replenished at our customer service centers, then returned to the retail customer. To a limited extent, we also deliver propane to certain customers in larger trucks known as transports, which have an average capacity of approximately 10,000 gallons. These customers include industrial users, large-scale heating accounts and large agricultural accounts.

The propane business is seasonal with weather conditions significantly affecting demand for propane. We believe that the geographic diversity of our areas of operations helps to minimize our exposure to regional weather conditions. Although overall demand for propane is affected by climate, changes in price and other factors, we believe our residential and commercial business to be relatively stable due to the following characteristics:

•	residential and commercial demand for propane has been relatively unaffected by general economic conditions due to the largely non-discretionary nature of most propane purchases by our customers;

•	loss of customers to competing energy sources has been low;

•	the tendency of our customers to remain with us as a result of regular product delivery schedules and our ownership of approximately 80% of the storage tanks utilized by our customers; and

•	our ability to substantially offset customer losses through internal growth of our customer base in existing markets.

Since home heating usage is the most sensitive to temperature, residential customers account for the greatest usage variation due to weather.

Wholesale Supply, Marketing and Distribution Operations

We currently provide wholesale supply, marketing and distribution services to independent dealers, multi-state marketers, petrochemical companies, refinery and gas processors and a number of other NGL marketing and distribution companies, primarily located in the Midwest and Southeast. During fiscal 2004, our wholesale supply, marketing and distribution operations accounted for approximately 14% of our gross profit.

Marketing and Distribution

One of our distinguishing strengths is our procurement and distribution expertise and capabilities, which we have been able to develop because of our substantial wholesaling operations and the procurement experience of our management team. We also offer transportation services to distributors through our fleet of transport trucks and price risk management services to our customers through a variety of financial and other instruments.

Our wholesale supply, marketing and distribution business provides us with a relatively stable and growing income stream as well as extensive market intelligence and acquisition opportunities. In addition, these operations provide us with more secure supplies and better pricing for our customer service centers. Moreover, the presence of our trucks across the Midwest and Southeast allows us to take advantage of various pricing and distribution inefficiencies that exist in the market from time to time.

Supply

We obtain a substantial majority of our propane from domestic suppliers, with our remaining propane requirements provided by Canadian suppliers. During fiscal 2004, a majority of our sales volume was purchased pursuant to contracts that have a term of one year; and the balance of our sales volume was purchased on the spot market. The percentage of our contract purchases varies from year to year. Supply contracts generally provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major storage points, and some contracts include a pricing formula that typically is based on such market prices. Some of these agreements provide maximum and minimum seasonal purchase guidelines.

Three of our suppliers, Sunoco, Inc. (18%), Dominion Transmission Inc. (12%), and ExxonMobil Oil Corp. (11%), accounted for approximately 41% of propane purchases during fiscal 2004. We believe our contracts with these suppliers will enable us to purchase most of our supply needs at market prices and will provide us with adequate supply. No other single supplier accounted for more than 10% of our propane purchases in fiscal 2004.

Recent Developments

Star Gas Propane Acquisition and Concurrent Financings

On November 18, 2004, we signed a definitive agreement to purchase 100% of the partnership interests (but specifically excluding Petro Holdings, Inc., a subsidiary of Star Gas Propane) in Star Gas Propane, the propane operating partnership of Star Gas Partners, L.P. (NYSE: SGU, SGH), for approximately $475 million plus working capital adjustments, which we refer to as the “Star Gas Propane Acquisition.” Following the consummation of this acquisition, we believe we will be the fifth largest retail propane company in the United States serving approximately 600,000 customers from approximately 270 customer service centers in 26 states. In fiscal 2004, Star Gas Propane sold approximately 168 million gallons of retail propane to customers located throughout the Midwest, the Northeast, Florida and Georgia. The acquisition is expected to close on December 17, 2004.

We believe the Star Gas Propane Acquisition will provide several key strategic benefits. The acquisition will more than double our existing customer base, while strengthening our position in the Great Lakes region and expanding our retail propane business into the attractive Northeast markets. We believe our acquisition of Star Gas Propane will be beneficial to us because Star Gas Propane, like us, has a retail focus with high tank ownership and decentralized operations with local business branding and because the acquisition will expand our customer base, increase the scale of our operations and strengthen our geographic diversity. You should carefully review the audited financial statements for Star Gas Propane and the pro forma condensed combined financial information included in our Current Report on Form 8-K which we filed on December 15, 2004 and is incorporated by reference into this prospectus supplement.

We intend to finance the Star Gas Propane Acquisition and related fees and expenses through:

•	$91 million of proceeds from issuances of our common units to certain institutional investors;

•	$400 million in borrowings under our new 364-day credit facility; and

•	approximately $9.4 million in borrowings under our new revolving acquisition credit facility.

These amounts exclude additional borrowings we may need to make under our new revolving acquisition credit facility to fund working capital adjustments in connection with the Star Gas Propane Acquisition.

We expect to use the net proceeds from our anticipated $400 million private placement of senior notes to repay substantially all amounts drawn under the 364-day credit facility. We expect this private placement of our senior notes to close on December 22, 2004.

Each of the issuances of our common units to the institutional investors and any borrowings under our 364-day facility and our new revolving acquisition credit facility will occur concurrently with the consummation of the Star Gas Propane Acquisition, currently anticipated to occur on December 17, 2004.

The closing of this common unit offering is not contingent upon the closing of the Star Gas Propane Acquisition, the sale of our common units to certain institutional investors or the closing of the private placement of our senior notes. Accordingly, if you decide to purchase common units from us, you should be willing to do so whether or not we complete the Star Gas Propane Acquisition.

In the event that we complete this offering or the senior notes offering prior to the consummation of the Star Gas Propane Acquisition, the commitment under our 364-day credit facility will be concurrently and permanently reduced on a dollar-for-dollar basis in an amount equal to the net proceeds from such offering.

Equity Commitments

We anticipate that we will issue 3,568,139 common units for proceeds of approximately $91 million at the closing of the Star Gas Propane Acquisition. The issuances will be made pursuant to equity purchase commitments we have received from Kayne Anderson MLP Investment Company, Tortoise Energy Infrastructure Corporation and RCH Energy MLP Fund LP and a related fund. The closing of the equity purchase commitments is conditioned upon the consummation of the Star Gas Propane Acquisition. We collectively refer to these equity purchase commitments throughout this prospectus supplement as the “Equity Commitments.”

Senior Notes

On December 9, 2004, we and our newly formed subsidiary Inergy Finance Corp. announced our intent to sell in a private placement, subject to market conditions, $400 million in aggregate principal amount of our senior unsecured notes due 2014. The notes have not been registered under the Securities Act or any state securities laws. The notes are expected to be eligible for trading by qualified institutional buyers under Rule 144A and non-U.S. persons under Regulation S and are expected to be exchangeable for identical notes which have been registered under the Securities Act pursuant to a Registration Rights Agreement we will enter into in conjunction with the closing of the private placement of the notes. It is currently anticipated that this private placement of notes will close on December 22, 2004.

New Credit Facilities

We currently have a $225.0 million revolving acquisition credit facility and a $75.0 million revolving working capital facility which mature in July 2006. As of November 1, 2004, we had available capacity of $119.3 million under our revolving acquisition credit facility and $32.3 million under our revolving working capital credit facility. Our new facilities will have terms of five years and consist of a $75.0 million revolving working capital facility and a $250.0 million revolving acquisition credit facility and are conditioned upon the consummation of the Star Gas Propane Acquisition and the closing of the Equity Commitments, currently anticipated to occur on December 17, 2004. The terms of our new revolving credit facilities are substantially similar to, and will replace, our existing revolving credit facilities. In addition, we anticipate we will enter into a 364-day $400.0 million credit facility for borrowings related to the Star Gas Propane Acquisition.

Other Recent Acquisitions

During calendar 2004, we completed the acquisitions described below. Where available, we have presented the volume of propane delivered and the number of customers served for each acquired entity based on our best estimates of such figures for a recent 12-month period prior to the date of each acquisition.

Moulton Gas Service, Inc.    On November 30, 2004, we acquired the propane assets of Moulton Gas Service, Inc. headquartered in Wapakoneta, Ohio. Moulton Gas delivered approximately 21 million gallons of retail propane to approximately 23,000 customers from four retail locations and 11 satellite plants in Ohio. This acquisition was funded with borrowings under our revolving acquisition credit facility.

Suburban Gas Service.    On August 31, 2004, we acquired the assets of Groves Gas Service, d/b/a Suburban Gas Services, located in Lake County, Illinois. Suburban delivered propane to approximately 2,000 customers from one location in the Chicago metropolitan area.

Highland Propane Company.    In July 2004, we acquired the assets of Highland Propane Company, an operating subsidiary of RGC Resources, Inc. Highland Propane, with headquarters in Roanoke, Virginia, delivered approximately 10 million gallons of retail propane from four customer service centers located in southwestern Virginia and southern West Virginia.

Midland Gas Company, Inc.    We acquired the assets of Midland Gas Company, Inc. in June 2004. Midland Gas, located in Sumter, South Carolina, delivers retail propane from two locations to customers in the north central portion of South Carolina.

Petersen Propane Company.    Also in June 2004, we acquired the assets of Petersen Propane Company located in Hampshire, Illinois. Petersen Propane delivers propane to customers located in the Chicago metropolitan area.

Burnwell Gas Corporation.    In May 2004, we acquired Burnwell Gas Corporation and affiliates Sullivan County Gas Service, Inc. and Sarpol Gas Corporation, collectively doing business as Burnwell Gas and headquartered in Peekskill, New York. Burnwell delivered approximately 4 million gallons of retail propane to customers in the Hudson Valley region of upstate New York.

Gaylord Gas, Inc.    In April 2004, we acquired the assets of Gaylord Gas, Inc. located in northern Michigan. Gaylord delivered approximately 7 million gallons of retail propane from four locations.

Hometown Propane Gas.    In April 2004, we acquired the assets of Hometown Propane Gas, located in central Arkansas. Hometown delivered propane to approximately 2,600 customers from two locations.

Premier Propane LLC.    In March 2004, we acquired the assets of a retail propane company, Premier Propane, LLC, with headquarters in Richmond, Virginia.

Hancock Propane Company, Inc.    In March 2004, we acquired the assets of a retail propane company, Hancock Propane Company, Inc., with headquarters in Scotland Neck, North Carolina.

Direct Propane Inc.    In February 2004, we acquired the assets of a retail propane company, Direct Propane Inc., with headquarters in Norristown, Pennsylvania.

Dorsey Propane Gas Company.    In January 2004, we acquired the assets of a retail propane company, Dorsey Propane Gas Company, with headquarters in Nashville, Georgia.

Potential Acquisitions

As part of our ongoing acquisition program, we are continuing to evaluate a number of potential acquisitions, which are at various stages of the due diligence and negotiation process and which we believe are consistent with our strategy of making acquisitions that will increase our distributable cash flow per unit while achieving a strong credit profile. While our acquisition efforts are primarily focused on propane assets, we may from time to time consider other opportunities that we believe provide the potential to increase our distributable cash flow per unit. Our acquisition efforts may involve assets which, if acquired, would have a material impact on our financial condition and results of operations.

As of November 30, 2004, we had executed non-binding letters of intent to acquire additional retail propane assets for aggregate consideration of approximately $54 million. It is expected that the consideration for these acquisitions would be financed through borrowings under our revolving acquisition credit facility. Any borrowings necessary to fund these acquisitions are not reflected in the information described under “Capitalization.” These acquisitions are subject to the successful negotiation of definitive purchase agreements and the satisfaction of customary closing conditions. There can be no assurance that these acquisitions will be consummated.

Business Strategies and Competitive Strengths

Our primary objective is to increase distributable cash flow for our unitholders, while (1) providing the highest level of commitment and service to our customers, (2) achieving a strong credit profile and (3) maintaining financial flexibility. We intend to pursue this objective by capitalizing on our competitive strengths as follows:

•	High Percentage of Retail Sales to Residential Customers. Our retail propane operations concentrate on sales to residential customers who generate higher margins and are generally more stable purchasers than other customers. For fiscal 2004, sales to residential customers represented approximately 65% of our retail propane gallons sold.

•	Operations in High Growth Markets. A majority of our operations are concentrated in higher-than-average population growth areas where natural gas distribution is not cost effective. We intend to pursue acquisitions in similar high growth markets.

•	Regional Branding. We believe that our success in maintaining customer stability at our customer service centers results from our operations under established, locally recognized trade names. We attempt to capitalize on the reputation of the companies we acquire by retaining their local brand names and employees, thereby preserving the goodwill of the acquired business and fostering employee loyalty and customer retention.

•	Internal Growth. We promote internal growth in our retail operations through a combination of marketing programs and employee incentives. We also provide various financial and other services, including level payment, fixed price and price cap programs, supply, repair and maintenance contracts, and 24-hour customer service, in order to attract new customers and retain existing customers.

•	Strong Wholesale Supply, Marketing and Distribution Business. One of our distinguishing strengths is our procurement and distribution expertise and capabilities. For fiscal 2004, we delivered approximately 368.3 million wholesale gallons of propane to independent dealers, multistate marketers, petrochemical companies, refineries, gas processors and a number of other NGL marketing and distribution companies. In addition, the presence of our fleet of trucks serving our wholesale customers allows us to take advantage of various pricing and distribution inefficiencies that exist in the market from time to time. We believe our wholesale business enables us to obtain valuable market intelligence and awareness of potential acquisition opportunities.

•	Flexible Financial Structure. We believe a major competitive strength is our ability to access the capital markets and maintain a low cost of capital. Since our initial public offering in 2001, we have consistently communicated to the financial community our intention to achieve a strong credit profile. Including our initial public offering in July 2001, we have accessed the equity markets five times, raising approximately $213 million of net proceeds. In addition, we have funded two acquisitions directly with equity. Concurrently with the closing of the Star Gas Propane Acquisition, we will enter into new five-year revolving acquisition and working capital facilities with terms substantially similar to our existing credit facilities.

•	Proven Acquisition Expertise. Our executive officers and key employees, who average more than 15 years experience in the propane and energy-related industries, have developed business relationships with retail propane businesses and propane business owners throughout the United States. These significant industry contacts have enabled us to negotiate most of our acquisitions on an exclusive basis. We believe this acquisition expertise should allow us to continue to grow through strategic and accretive acquisitions.

Partnership Structure and Management

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our operating company, Inergy Propane, LLC.

•	We own a 100% membership interest in Inergy Propane, LLC. Our membership interest in Inergy Propane, LLC carries all of the economic and voting rights.

•	Inergy Finance Corp., our wholly-owned subsidiary, was incorporated under the laws of the State of Delaware in September 2004 and has no material assets or liabilities other than as a co-issuer of our debt securities. Its activities are limited to co-issuing our debt securities and engaging in other activities incidental thereto.

•	Inergy GP, LLC, our managing general partner, has sole responsibility for conducting our business and managing our operations. Our managing general partner’s only interest in us is its management rights. Inergy GP, LLC has no economic interest in our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf.

•	Inergy Partners, LLC, our non-managing general partner, owns an approximate 2% general partner interest in us. The approximate 2% general partner interest is entitled to its proportionate share of allocations and distributions in our partnership. Our non-managing general partner has no operational or managerial responsibilities under our partnership agreement.

•	New Inergy Propane, LLC, owns 447,660 common units, 1,414,248 senior subordinated units and 975,126 junior subordinated units, which will represent an aggregate limited partner interest in us of approximately 9.7%.

•	Inergy Holdings, LLC and its affiliates own 100% of our managing general partner, our non-managing general partner, and New Inergy Propane, LLC. Inergy Holdings also owns all of the “incentive distribution rights,” which entitle it to receive increasing percentages, up to 48%, of any cash we distribute in excess of $0.33 per unit in any quarter. In addition to the common units, senior subordinated units, and junior subordinated units owned by New Inergy Propane, LLC, Inergy Holdings, LLC also directly or indirectly owns 795,728 common units, 45,588 senior subordinated units and 798 junior subordinated units, which will represent an aggregate limited partner interest in us of approximately 2.9%.

Our principal executive offices are located at 2 Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112, and our phone number is (816) 842-8181.

The chart on the following page depicts our organizational and ownership structure after giving effect to this offering.

THE OFFERING

Common units offered by Inergy, L.P.	4,400,000 common units; 5,060,000 common units if the underwriters exercise their over-allotment option in full.

Units outstanding after this offering	22,026,506 common units if the underwriters do not exercise their over-allotment option; 5,478,568 senior subordinated units; and 1,145,084 junior subordinated units.

Use of proceeds

We will use the net proceeds from this offering either to repay indebtedness outstanding under our revolving acquisition credit facility or to repay amounts outstanding under our 364-day credit facility borrowed to fund the Star Gas Propane Acquisition. The underwriters’ option is contingent upon, and any proceeds received from exercise of the underwriters’ option will be used to fund or repay indebtedness incurred in connection with, acquisitions or capital improvements which are accretive in accordance with the terms of our partnership agreement. Please see “Use of Proceeds” and “Underwriting.”

Cash distributions

Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our managing general partner. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. The amount of available cash may be greater than or less than the minimum quarterly distribution.

Common units are entitled to receive distributions of available cash of $0.30 per quarter, or $1.20 on an annualized basis, before any distributions are paid on our subordinated units.

On November 12, 2004, we paid a quarterly cash distribution for the fourth quarter of fiscal year 2004 of $0.425 per common, senior subordinated and junior subordinated unit, or $1.70 on an annualized basis.

In general, during the subordination period we will pay any cash distributions we make each quarter in the following manner:

•	first, 98% to the common units and approximately 2% to the non-managing general partner, until each common unit has received a minimum quarterly distribution of $0.30 plus any arrearages from earlier quarters;

•	second, 98% to the senior subordinated units and approximately 2% to the non-managing general partner, until each senior subordinated unit has received a minimum quarterly distribution of $0.30;

•	third, 98% to the junior subordinated units and approximately 2% to the non-managing general partner, until each junior subordinated unit has received a minimum quarterly distribution of $0.30; and

•	fourth, 98% to all units, pro rata, and approximately 2% to the non-managing general partner, until each unit has received a distribution of $0.33 per quarter.

If cash distributions exceed $0.33 per unit in any quarter, Inergy Holdings will receive increasing percentages, up to 48%, of the cash we distribute in excess of that amount. We refer to Inergy Holdings’ right to receive these higher amounts of cash as “incentive distribution rights.” Because our quarterly cash distributions currently exceed $0.33 per unit, Inergy Holdings is currently receiving its incentive distribution rights.

Subordination periods

The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before June 30, 2006 with respect to the senior subordinated units and June 30, 2008 with respect to the junior subordinated units.

When the applicable subordination period ends, all remaining senior subordinated units or junior subordinated units, as applicable, will convert into common units on a one-for-one basis. Once all subordinated units have been converted into common units, the common units sold in this offering will no longer be entitled to arrearages.

Early conversion of subordinated units

On August 13, 2004, after meeting the financial tests provided for in our partnership agreement, we completed the conversion of 1,656,684, of our senior subordinated units into common units. If we meet these tests for any quarter ending on or after June 30, 2005, an additional 1,656,684 of the senior subordinated units will convert into common units. The early conversion of the second 1,656,684 of the senior subordinated units may not occur until at least one year after the early conversion of the first 1,656,684 of the senior subordinated units.

If we meet the applicable financial tests in the partnership agreement for any quarter ending on or after June 30, 2006, 286,272 of the junior subordinated units will convert into common units. If we meet these tests for any quarter ending on or after June 30, 2007, an additional 286,272 of the junior subordinated units will convert into common units. The early conversion of the second 286,272 of the junior subordinated units may not occur until at least one year after the early conversion of the first 286,272 of the junior subordinated units.

Notwithstanding the foregoing, all outstanding junior subordinated units may convert into common units on a one-for-one basis on or after June 30, 2006, if we have paid a distribution of at least $1.40 on each outstanding unit for each of the three preceding non-overlapping four-quarter periods, all of the senior subordinated units have been converted into common units, and we have met other applicable financial tests in the partnership agreement.

Estimated ratio of taxable income to distributions

We estimate that if you own the common units you purchase in this offering through the record date for the distribution for the fourth calendar quarter of 2006, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read “Tax Considerations” in the prospectus supplement for the basis of this estimate.

Nasdaq National Market symbol	NRGY.

RISK FACTORS

An investment in our common units involves risk. You should carefully read the risk factors set forth below and the risk factors included under the caption “Risk Factors” beginning on page 2 of the accompanying prospectus.

Risks Inherent in our Business

Since weather conditions may adversely affect the demand for propane, our financial condition and results of operations are vulnerable to, and will be adversely affected by, warm winters.

Weather conditions have a significant impact on the demand for propane because our customers depend on propane principally for heating purposes. As a result, warm weather conditions will adversely impact our operating results and financial condition. Actual weather conditions can substantially change from one year to the next. Furthermore, warmer than normal temperatures in one or more regions in which we operate can significantly decrease the total volume of propane we sell. Consequently, our operating results may vary significantly due to actual changes in temperature. During the fiscal years ended September 30, 1999, 2000, 2002 and 2004, temperatures were significantly warmer than normal in our areas of operation. We believe that our results of operations during these periods were adversely affected as a result of this warm weather.

The Star Gas Propane Acquisition may not be consummated.

The Star Gas Propane Acquisition is expected to close on December 17, 2004 and is subject to customary closing conditions and regulatory approvals. If these conditions and regulatory approvals are not satisfied or waived, the acquisition will not be consummated. Certain of the conditions remaining to be satisfied include:

•	the continued accuracy of the representations and warranties contained in the purchase agreement;

•	the performance by each party of its obligations under the purchase agreement;

•	the absence of any temporary restraining order, preliminary injunction, injunction or other order from any governmental authority to materially delay or otherwise enjoin the transactions contemplated in the purchase agreement; and

•	the receipt of legal opinions for each of us and Star Gas Partners, L.P.

In addition, Star Gas Partners, L.P. may terminate the transaction if the acquisition has not closed on or before December 20, 2004.

The closing of this common unit offering is not contingent upon the consummation of the Star Gas Propane Acquisition. Accordingly, if you decide to purchase common units from us, you should be willing to do so whether or not we complete the Star Gas Propane Acquisition.

We may be unable to successfully integrate the Star Gas Propane Acquisition or our other acquisitions with our operations or realize all of the anticipated benefits of these acquisitions.

Integration of the Star Gas Propane business and operations with our existing business and operations will be a complex, time-consuming and costly process, particularly given that the acquisition will approximately double our size and significantly diversify the geographic areas in which we operate. Failure to successfully integrate the Star Gas Propane business and operations with our existing business and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flows. Similarly, our other recent acquisitions and ongoing acquisition program expose us to integration risks as well. The difficulties of combining the acquired operations include, among other things:

•	operating a significantly larger combined organization and integrating additional retail and wholesale distribution operations to our existing supply, marketing and distribution operations;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel from diverse business backgrounds and organizational cultures;

•	consolidating corporate, technological and administrative functions;

•	integrating internal controls, compliance under the Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

In addition, we may not realize all of the anticipated benefits from our acquisition of Star Gas Propane, such as cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher costs, unknown liabilities and fluctuations in markets. Furthermore, because we are already in the heating season, we will not be able to undertake much of the integration until after the heating season has ended.

Our acquisition of Star Gas Propane exposes us to potential significant liabilities.

In the Star Gas Propane Acquisition, we are purchasing the partnership interests of Star Gas Propane rather than just its assets. As a result, we are purchasing the liabilities of Star Gas Propane as well, including unknown and contingent liabilities. We have performed a certain level of due diligence in connection with the Star Gas Propane Acquisition, but there may be pending, threatened, contemplated or contingent claims against Star Gas Propane related to environmental, title, regulatory, litigation or other matters of which we are unaware. Although Star Gas Partners, L.P. has agreed to indemnify us against some of these liabilities, there is a risk that we could ultimately be liable for some or all of these indemnified risks.

Star Gas Partners, L.P., the parent company of Star Gas Propane, is a named defendant in multiple federal securities class action lawsuits alleging that public disclosures made by it contained materially misleading information or omits to state material information. Star Gas Propane is a named defendant in one of these lawsuits and it is possible that Star Gas Propane and its subsidiaries could be named as a defendant in additional lawsuits relating to the allegations described above. We expect that Star Gas Propane will remain a defendant in this lawsuit after the closing of the Star Gas Propane Acquisition.

Under our purchase agreement entered into in connection with the Star Gas Propane Acquisition, Star Gas Partners, L.P. agreed to indemnify us for damages relating to the securities disclosure claims described above without limitation as to the ultimate amount of such indemnity. Star Gas Partners, L.P. has also agreed to generally indemnify us against other liabilities up to a maximum aggregate amount of approximately $107 million, subject to certain of our claims being brought within specific time periods. On October 18, 2004, Star Gas Partners, L.P. announced that it expected a substantial deterioration of its results of operations for its Petro heating oil division for the fiscal year ended September 30, 2004 and projected a further decline in operating results for the fiscal year ending September 30, 2005. On December 14, 2004, Star Gas Partners, L.P. filed its annual report on Form 10-K. The audit opinion contained in that report indicated that there is substantial doubt about the ability of Star Gas Partners, L.P. to continue as a going concern. The audit opinion for the audited financial statements of Star Gas Propane incorporated by reference in this prospectus supplement similarly indicates that there is substantial doubt about the ability of Star Gas Propane to continue as a going concern. The footnotes to those financial statements further state that if Star Gas Partners, L.P. is unable to close a new revolving credit facility and either a bridge facility or the sale of Star Gas Propane, Star Gas Partners, L.P. may be forced to seek the protection of the bankruptcy courts. If we incur damages arising from the financial condition of Star Gas Partners, L.P. or Star Gas Propane or if Star Gas Partners, LP is financially or contractually unable to fulfill its indemnification obligations to us or disputes its liability under the indemnity, we could be responsible for any amounts not covered. Accordingly, these potential liabilities may have a material adverse effect on us.

If Star Gas Partners, L.P. is unable to meet its obligations to its creditors and the creditors successfully challenge the Star Gas Propane Acquisition under federal or state bankruptcy or fraudulent transfer laws, which would require the creditors to prove that (i) Star Gas Partners, L.P. received inadequate consideration for the Star Gas Propane Acquisition and that Star Gas Partners, L.P. was insolvent or was rendered insolvent by reason of the acquisition, or (ii) that such acquisition was made with the intent of defrauding Star Gas Partners, L.P.’s creditors, we could be subject to material losses. While we believe that a successful fraudulent conveyance claim is unlikely, we cannot assure you that such a claim will not be made. Moreover, any such claim, if resolved adversely to us, may have a material adverse affect on us.

If we do not continue to make acquisitions on economically acceptable terms, our future financial performance will be limited.

The propane industry is not a growth industry because of increased competition from alternative energy sources. In addition, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane’s higher cost as compared to other energy sources, we may have difficulty in increasing our retail customer base other than through acquisitions. Therefore, while our business strategy includes internal growth, our ability to grow will depend principally on acquisitions. Our future financial performance depends on our ability to continue to make acquisitions at attractive prices. We cannot assure you that we will be able to continue to identify attractive acquisition candidates in the future or that we will be able to acquire businesses on economically acceptable terms. In particular, competition for acquisitions in the propane business has intensified and become more costly. We may not be able to grow as rapidly as we expect through our acquisition of additional businesses for various reasons, including the following:

•	We will use our cash from operations primarily for distributions to unitholders and reinvestment in our business. Consequently, the extent to which we are unable to use cash or access capital to pay for additional acquisitions may limit our growth and impair our operating results. Further, we are subject to certain debt incurrence covenants under our bank credit facility and our indenture for the notes that may restrict our ability to incur additional debt to finance acquisitions.

•	Although we intend to use our securities as acquisition currency, some prospective sellers may not be willing to accept our securities as consideration.

Sudden and sharp propane price increases that cannot be passed on to customers may adversely affect our profit margins.

The propane industry is a “margin-based” business in which gross profits depend on the excess of sales prices over supply costs. As a result, our profitability will be sensitive to changes in wholesale prices of propane caused by changes in supply or other market conditions. When there are sudden and sharp increases in the wholesale cost of propane, we may not be able to pass on these increases to our customers through retail or wholesale prices. Propane is a commodity and the price we pay for it can fluctuate significantly in response to changes in supply or other market conditions. We have no control over supply or market conditions. In addition, the timing of cost pass-throughs can significantly affect margins. Sudden and extended wholesale price increases could reduce our gross profits and could, if continued over an extended period of time, reduce demand by encouraging our retail customers to conserve or convert to alternative energy sources.

Our indebtedness may limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities, in addition to impairing our ability to make distributions to unitholders.

As of September 30, 2004, on a pro forma basis after giving effect to the common units offered hereby and our indebtedness incurred subsequent to September 30, 2004, we would have had approximately $63.7 million of total outstanding long-term indebtedness, including approximately $53.3 million of secured indebtedness under our credit facility and approximately $10.4 million of other indebtedness. In addition, as of September 30, 2004, on a pro forma basis after giving further effect to the Star Gas Propane Acquisition and the related debt and equity financings, we would have had approximately $473.0 million of total outstanding long-term indebtedness, including approximately $62.7 million of secured indebtedness under our credit facility and approximately $10.4 million of other indebtedness. Please see “Capitalization.” As of September 30, 2004, on a pro forma basis after giving effect to the closing of our anticipated private placement of senior notes, the current maturities of long-term indebtedness would have comprised approximately $23.6 million of the total outstanding long-term indebtedness. Our leverage, various limitations in our credit facility, other restrictions governing our indebtedness and the indenture governing the notes may reduce our ability to incur additional indebtedness, to engage in some transactions and to capitalize on acquisition or other business opportunities.

Our indebtedness and other financial obligations could have important consequences to you. For example, they could:

•	reduce our ability to make distributions on our units;

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general partnership purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is, and will continue to be, at variable rates of interest;

•	have a material adverse effect on us if we fail to comply with financial and restrictive covenants in our debt agreements and an event of default occurs as a result of that failure that is not cured or waived;

•	require us to dedicate a substantial portion of our cash flow to payments of our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general partnership requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the propane industry; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet our debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity capital or sell our assets. We may then be unable to obtain such financing or capital or sell our assets on satisfactory terms, if at all.

Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility.

The indenture that will govern our senior notes and agreements governing our credit facility and other future indebtedness contain or will contain various covenants limiting our ability and the ability of specified subsidiaries of ours to, among other things:

•	pay distributions on, redeem or repurchase our equity interests or redeem or repurchase our subordinated debt;

•	make investments;

•	incur or guarantee additional indebtedness or issue preferred securities;

•	create or incur certain liens;

•	enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of our assets;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries;

•	create non-guarantor subsidiaries;

•	enter into sale and leaseback transactions; and

•	engage in any material business other than a permitted business.

These restrictions could limit our ability and the ability of our subsidiaries to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. For example, the indenture governing our senior notes will limit our ability to distribute available cash to our unitholders if our fixed charge coverage ratio is less than 1.75 to 1.00. In addition, our credit facility contains covenants requiring us to maintain specified financial ratios and satisfy other financial conditions. We may be unable to meet those ratios and conditions. Any future breach of these covenants and our failure to meet any of those ratios and conditions could result in a default under the terms of our credit facility, which could result in the acceleration of our debt and other financial obligations. If we were unable to repay these amounts, the lenders could initiate a bankruptcy proceeding or liquidation proceeding or proceed against the collateral.

The highly competitive nature of the retail propane business could cause us to lose customers or affect our ability to acquire new customers, thereby reducing our revenues and our ability to make distributions to unitholders.

We have competitors and potential competitors who are larger and have substantially greater financial resources than we do, which may provide them with some advantages. Also, because of relatively low barriers to entry into the retail propane business, numerous small retail propane distributors, as well as companies not engaged in retail propane distribution, may enter our markets and compete with us. Most of our propane retail branch locations compete with several marketers or distributors. The principal factors influencing competition with other retail marketers are:

•	price,

•	reliability and quality of service,

•	responsiveness to customer needs,

•	safety concerns,

•	long-standing customer relationships,

•	the inconvenience of switching tanks and suppliers, and

•	lack of growth in the industry.

We can make no assurances that we will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, we may lose customers, which would reduce our revenues.

If we are not able to purchase propane from our principal suppliers, our results of operations would be adversely affected.

Most of our total volume purchases are made under supply contracts that have a term of one year, are subject to annual renewal, and provide various pricing formulas. Three of our suppliers, Sunoco, Inc. (18%),

Dominion Transmission Inc. (12%) and ExxonMobil Oil Corp. (11%), accounted for approximately 41% of propane purchases during fiscal 2004. Similarly, Star Gas Propane purchases a significant amount of its propane from certain suppliers, several of whom are also suppliers to us. In the event that we are unable to purchase propane from our significant suppliers, our failure to obtain alternate sources of supply at competitive prices and on a timely basis would hurt our ability to satisfy customer demand, reduce our revenues and adversely affect our results of operations.

Competition from alternative energy sources may cause us to lose customers, thereby reducing our revenues and our ability to make distributions to unitholders.

Competition from alternative energy sources, including natural gas and electricity, has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity. Propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems and availability of natural gas in many areas that previously depended upon propane could cause us to lose customers, thereby reducing our revenues.

Our business would be adversely affected if service at our principal storage facilities or on the common carrier pipelines we use is interrupted.

Historically, a substantial portion of the propane we purchase to support our operations originates at Conway, Kansas, Hattiesburg, Mississippi and Mont Belvieu, Texas and is shipped to us through major common carrier pipelines. Any significant interruption in the service at these storage facilities or on the common carrier pipelines we use would adversely affect our ability to obtain propane.

If we are not able to sell propane that we have purchased through wholesale supply agreements to either our own retail propane customers or to other retailers and wholesalers, our results of operations would be adversely affected.

We currently are party to propane supply contracts and expect to enter into additional propane supply contracts which require us to purchase substantially all the propane production from certain refineries. Our inability to sell the propane supply in our own propane distribution business, to other retail propane distributors, or to other propane wholesalers would have a substantial adverse impact on our operating results and could adversely impact our capital liquidity.

We are subject to operating and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

Our operations are subject to all operating hazards and risks incident to handling, storing, transporting and providing customers with combustible liquids such as propane. As a result, we have been, and likely will be, a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. However, our insurance may not be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage. In addition, the occurrence of a serious accident, whether or not we are involved, may have an adverse effect on the public’s desire to use our products.

Our operations are subject to compliance with environmental laws and regulations that can adversely affect our results of operations and financial condition.

Our operations are subject to the environmental laws and regulations of federal, state, and local authorities. Such environmental laws and regulations impose restrictions on the generation, handling, treatment, storage, disposal, and transportation of certain materials and wastes. Failure to comply with such environmental laws and regulations can result in the assessment of substantial administrative, civil, and criminal penalties and even the issuance of injunctions restricting or prohibiting our activities. Certain environmental laws impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Many of the properties owned or leased by us were previously operated by third parties whose management, disposal, or release of materials and wastes was not under our control. Accordingly, we may be liable for the costs of cleaning up or remediating contamination caused by releases of hazardous substances at properties that we own or operate or will own or operate or at properties to which hazardous substances were transported from these properties. It is also possible that implementation of stricter environmental laws and regulations in the future could result in additional costs or liabilities to us as well as the industry in general.

Energy efficiency and new technology may reduce the demand for propane and adversely affect our operating results.

Increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, have adversely affected the demand for propane by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices might reduce demand for propane and adversely affect our operating results.

Due to our lack of asset diversification, adverse developments in our propane business would adversely affect our operating results.

We rely almost exclusively on the revenues generated from our propane business. Due to our lack of asset diversification, an adverse development in this business would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Cost reimbursements due our managing general partner may be substantial and will reduce the cash available for distributions to unitholders.

We reimburse our managing general partner and its affiliates, including officers and directors of our managing general partner, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to make payments of principal and interest on the notes. Our managing general partner has sole discretion to determine the amount of these expenses. In addition, our managing general partner and its affiliates provide us with services for which we are charged reasonable fees as determined by our managing general partner in its sole discretion.

Our business and operations could be adversely affected by terrorist attacks.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and others instituted military action in response. Since the September 11th attacks, the U.S. government has issued public warnings that indicate that energy assets, specifically our nation’s pipeline infrastructure, production facilities and transmission and distribution facilities, might be specific targets of terrorist organizations. The continued threat of terrorism and the impact of military and other actions will likely lead to increased volatility in prices for natural gas and oil and could affect the markets for our products. In addition, future acts of terrorism could be directed against companies operating in the United States, particularly those engaged in sectors essential to our economic prosperity, such as natural resources. These developments have subjected our operations to increased risk and, depending on their ultimate magnitude, could have a material adverse affect on our business.

USE OF PROCEEDS

We will receive net proceeds of approximately $120.8 million from the sale of the 4,400,000 common units we are offering, or approximately $139.0 million if the underwriters’ option is exercised in full, in each case, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will use the net proceeds from this offering either to repay indebtedness outstanding under our revolving acquisition credit facility or to repay amounts outstanding under our 364-day credit facility borrowed to fund the Star Gas Propane Acquisition. The underwriters’ option is contingent upon, and any proceeds received from the exercise of the underwriters’ option will be used to fund or repay indebtedness incurred in connection with, acquisitions or capital improvements which are accretive in accordance with the terms of our partnership agreement. We incurred borrowings under our revolving acquisition credit facility to fund our ongoing acquisition program. Borrowings under our 364-day credit facility are expected to bear interest at approximately 4.9%. As of December 1, 2004, our revolving acquisition credit facility had a weighted average interest rate of 4.9% per year and matures in 2006.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004:

•	on a consolidated historical basis;

•	as adjusted to give effect to (i) the sale of common units offered by this prospectus supplement and the application of the net proceeds therefrom in the manner described under “Use of Proceeds” and (ii) our additional indebtedness subsequent to September 30, 2004 and prior to the date hereof, consisting of approximately $42 million under our revolving acquisition credit facility and approximately $4.9 million of other indebtedness incurred in connection with other acquisitions; and

•	as further adjusted to give effect to the Star Gas Propane Acquisition and the related debt and equity financings, including:

•	the consummation of the Star Gas Propane Acquisition,

•	the closing of our new credit facilities and related expenses and the borrowing of approximately $9.4 million under our revolving acquisition credit facility in connection with the Star Gas Propane Acquisition,

•	the private placement of our senior notes, the net proceeds of which will be used to repay substantially all of our borrowings we expect to incur under our 364-day credit facility in connection with the Star Gas Propane Acquisition,

•	the sale of our common units pursuant to the Equity Commitments, with expected gross proceeds of $91 million, and

•	expenses and fees related to the Star Gas Propane Acquisition and our senior notes offering of approximately $15.5 million.

The closing of this common unit offering is not contingent upon the closing of the Star Gas Propane Acquisition, the sale of our common units pursuant to the Equity Commitments or the closing of the private placement of our senior notes.

We expect to borrow approximately $400 million under our 364-day credit facility to fund the Star Gas Propane Acquisition. The following table does not reflect any borrowings we may make to fund acquisitions pursuant to our outstanding letters of intent.

	As of September 30, 2004
	Historical	As Adjusted		As Further Adjusted
	($ in thousands)
Cash	$2,256	$2,256		$2,256

Debt:
Revolving working capital credit facility(a)	$26,403	$26,403		$26,403
Revolving acquisition credit facility(a)	105,750	26,891	(b)	36,266	(c)
Senior notes	—	—		400,000
Other debt(d)	5,448	10,369	(b)	10,369

Total Debt	137,601	63,663		473,038
Total Partners’ Capital	252,043	372,877	(e)	457,045	(f)

Total Capitalization	$389,644	$436,540		$930,083

(a)	Concurrently with the consummation of the Star Gas Propane Acquisition, we will enter into a new five-year $75.0 million revolving working capital credit facility and a new five-year $250.0 million revolving acquisition credit facility with terms substantially similar to our existing credit facility.
(b)	Includes borrowings subsequent to September 30, 2004 of $42 million under the revolving acquisition facility and approximately $4.9 million of other debt related to acquisitions other than Star Gas Propane reduced by the application of the net proceeds from this offering of approximately $120.8 million.
(c)	Includes borrowings of approximately $9.4 million under our revolving acquisition credit facility to fund a portion of the Star Gas Propane Acquisition and related expenses and fees in excess of net proceeds received from the offering of the notes and the Equity Commitments.
(d)	Represents primarily non-compete obligations and seller notes related to acquisitions.
(e)	Addition to partners’ capital resulting from this offering with net proceeds of approximately $120.8 million.
(f)	Addition to partners’ capital resulting from the Equity Commitments, net of (i) a write-down of approximately $1.8 million for unamortized underwriting fees related to the existing revolving credit facility and (ii) expensing of $5.0 million of fees related to the 364-day facility. Other fees of approximately $20.4 million are capitalized.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of November 1, 2004, we had 17,626,506 common units outstanding, held by approximately 12,100 holders of record. The common units are listed and traded on the Nasdaq National Market under the symbol “NRGY.”

The following table shows the high and low closing sales prices per common unit, as reported by the Nasdaq National Market, for the periods indicated. Distributions are shown in the quarter for which they were paid. For each quarter, an identical cash distribution was paid on all outstanding senior and junior subordinated units. All high and low bid prices of the common units as well as the amount of cash distributions paid per common unit for the periods below have been adjusted for our two-for-one unit split completed on January 12, 2004. The last reported sales price of the common units on the Nasdaq on December 16, 2004 was $28.80.

	Price Ranges		Cash Distributions
Period Ended:	Low	High	Per Unit
Fiscal 2005:
December 31, 2004 (a)	$24.60	$31.25	$ N/A	(b)
Fiscal 2004:
September 30, 2004	$23.04	$27.45	$0.425
June 30, 2004	19.80	24.28	0.415
March 31, 2004	17.61	25.00	0.405
December 31, 2003	20.51	25.00	0.395
Fiscal 2003:
September 30, 2003	$18.55	$21.13	$0.385
June 30, 2003	15.66	20.00	0.375
March 31, 2003	14.16	16.44	0.365
December 31, 2002	13.73	14.73	0.358
Fiscal 2002:
September 30, 2002	$13.94	$15.38	$0.350
June 30, 2002	14.70	17.55	0.338
March 31, 2002	13.53	15.15	0.330
December 31, 2001	11.53	14.33	0.313

(a)	Through December 16, 2004.
(b)	We expect to declare and pay a cash distribution for the first quarter of fiscal 2005 within 45 days following the end of the quarter.

STAR GAS PROPANE ACQUISITION

Overview of the Acquisition

On November 18, 2004, we signed a definitive agreement to purchase 100% of the partnership interests (but specifically excluding Petro Holdings, Inc., a subsidiary of Star Gas Propane) in Star Gas Propane, L.P., the propane operating partnership of Star Gas Partners, L.P. (NYSE: SGU, SGH), for approximately $475 million plus working capital adjustments. Following the consummation of this acquisition, we believe we will be the fifth largest retail propane operator in the United States serving approximately 600,000 customers from approximately 270 customer service centers in 26 states. The acquisition is expected to close on December 17, 2004.

We believe the Star Gas Propane Acquisition will provide several key strategic benefits. The acquisition will more than double our existing customer base, while strengthening our position in the Great Lakes region and expanding our retail propane business into the attractive Northeast markets. We believe our acquisition of Star Gas Propane will be beneficial to us because Star Gas Propane, like us, has a retail focus with high tank ownership and decentralized operations with local business branding and because the acquisition will expand our customer base, increase the scale of our operations and strengthen our geographic diversity. You should carefully review the audited financial statements for Star Gas Propane and the pro forma condensed combined financial information included in our current report on Form 8-K which we filed on December 15, 2004 and is incorporated by reference into this prospectus supplement.

Overview of the Star Gas Propane Acquisition Funding

We intend to finance the Star Gas Propane Acquisition and related fees and expenses through:

•	$91 million of proceeds from issuances of our common units to certain institutional investors;

•	$400 million in borrowings under our new 364-day credit facility; and

•	approximately $9.4 million in borrowings under our new revolving acquisition credit facility.

These amounts exclude additional borrowings we may need to make under our new revolving acquisition credit facility to fund working capital adjustments in connection with the Star Gas Propane Acquisition.

We expect to use the net proceeds from our anticipated $400 million private placement of senior notes to repay substantially all amounts drawn under the 364-day credit facility. We expect this private placement of our senior notes to close on December 22, 2004.

Each of the issuances of our common units to the institutional investors and any borrowings under our 364-day credit facility and new revolving acquisition credit facility will occur concurrently with the consummation of the Star Gas Propane Acquisition, currently anticipated to occur on December 17, 2004.

The closing of this common unit offering is not contingent upon the closing of the Star Gas Propane Acquisition, the sale of our common units pursuant to the Equity Commitments or the closing of the private placement of our senior notes. Accordingly, if you decide to purchase common units from us, you should be willing to do so whether or not we complete the Star Gas Propane Acquisition.

In the event that we complete this offering or the senior notes offering prior to the consummation of the Star Gas Propane Acquisition, the commitment under our 364-day credit facility will be concurrently and permanently reduced on a dollar-for-dollar basis in an amount equal to the net proceeds from such offering.

Overview of the Star Gas Propane Business

Star Gas Propane is primarily engaged in the retail distribution of propane and related supplies and equipment to residential, commercial, industrial, agricultural and motor fuel customers. For fiscal 2004, Star Gas Propane sold approximately 168 million gallons of retail propane from its 122 branch locations and 135 satellite storage facilities in the Midwest, Northeast, Florida and Georgia. In addition to its retail business, Star Gas Propane also serves wholesale customers. For fiscal 2004, approximately 96% of propane sales were to retail customers and approximately 4% were to wholesale customers. Star Gas Propane’s operations are in Connecticut, Florida, Georgia, Illinois, Indiana, Kentucky, Maine, Massachusetts, Michigan, Minnesota, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island, Vermont, West Virginia and Wisconsin.

During fiscal 2004, approximately 70% of Star Gas Propane’s retail sales were made to residential customers and 30% of retail sales are made to commercial and agricultural customers. Star Gas Propane’s sales to residential customers in fiscal 2004 accounted for approximately 75% of its gross profit on propane sales, reflecting the higher margins of this segment of the market. In excess of 90% of Star Gas Propane’s residential propane customers lease their tanks from the propane segment and over half of its residential customers receive their propane supply under an automatic delivery system.

Star Gas Propane obtains propane from over 30 sources, all of which are domestic or Canadian companies, including BP Canada Energy Marketing Corp., CHS, Inc., Centennial Gas Liquid, LLC., Dawson Oil Company Ltd., Duke Energy NGL Services, LP, Dynegy Inc., Enterprise Products Partners, L.P., Kinetic Resources, U.S.A., Marathon Oil Company, MarkWest Hydrocarbon, Inc., Transammonia Inc. and Vanguard Petroleum Corporation. The majority of its propane supply is purchased under annual or longer term supply contracts that generally provide for pricing in accordance with market prices at the time of delivery. The product supplied for the contracts comes from refineries, gas processing plants and bulk purchases at the Mont Belvieu trading and storage complex.

As of September 30, 2004, Star Gas Propane had 1,217 full-time employees; owned 98 of its 122 branch locations and 98 of its 135 satellite storage facilities; owned or leased a fleet of 10 tractors, 29 transport trailers, 746 bobtail, boom and rack trucks and 585 other service and pick-up trucks; and owned or leased 409 bulk storage tanks, approximately 359,000 stationary customer storage tanks and 65,000 portable propane cylinders.

DESCRIPTION OF INDEBTEDNESS

Senior Notes

Following this offering, we and one of our wholly-owned subsidiaries, Inergy Finance Corp., currently propose to co-issue $400 million of senior notes, the net proceeds of which will be used to repay substantially all of the outstanding indebtedness under our 364-day credit facility. The senior notes will be issued pursuant to an indenture and will be our general unsecured obligations. The notes will rank equally in right of payment with all of our existing and future senior indebtedness and will be jointly and severally guaranteed by all of our current domestic subsidiaries and Star Gas Propane.

The senior notes will have a maturity of ten years. The senior notes will be redeemable, at our option, in whole or in part, at any time after a specified date in 2009, at specified redemption prices together with any accrued and unpaid interest to the date of redemption. Prior to a specified date in 2007, we may redeem up to 35% of the principal amount of the notes with the proceeds of certain equity offerings.

In addition, the indenture for the senior notes will contain various covenants limiting our ability and the ability of our restricted subsidiaries to, among other things:

•	sell assets;

•	pay distributions on, redeem or repurchase our units or redeem or repurchase our subordinated debt;

•	make investments;

•	incur or guarantee additional indebtedness or issue preferred units;

•	create or incur certain liens;

•	enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of our assets,

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	enter into sale and leaseback transactions.

If the senior notes achieve an investment grade rating from either Moody’s or Standard & Poor’s, many of these covenants will terminate.

Each of the following, among other things, will be an event of default under the indenture governing the senior notes:

•	failure to pay interest on any senior note for 30 days;

•	failure to pay the principal of or any premium on any senior note when due;

•	failure to comply with covenants requiring us to offer to repurchase the notes upon a change of control or with the proceeds of certain asset sales or with the covenant relating to consolidations, mergers or transfers of all or substantially all our assets;

•	failure to comply with other covenant in the indenture that continues for 60 days after being given written notice;

•	the acceleration of the maturity of any indebtedness for borrowed money of us or any of our restricted subsidiaries aggregating at least $15.0 million or a default in the payment of any principal or interest in respect of any such indebtedness; or

•	the bankruptcy, insolvency, or reorganization of us, Inergy Finance Corp. or certain of our other restricted subsidiaries.

Upon the occurrence of a change of control, we must offer to purchase the senior notes at a price equal to 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase.

The initial offering of the senior notes will not be registered under the Securities Act and may not be sold in the United States absent registration or an available exemption from registration requirements. The holders of the senior notes will have certain registration rights.

Revolving Credit Facilities

We currently have a $225.0 million revolving acquisition credit facility and a $75.0 million revolving working capital facility. As of November 1, 2004, we had available capacity of $119.3 million under our acquisition facility and $32.3 million under our working capital facility. Concurrently with the consummation of the Star Gas Propane Acquisition, we plan to enter into a new five-year $250.0 million revolving acquisition credit facility and a new five-year $75.0 million revolving working capital credit facility with terms substantially similar to our existing facilities. The borrower under the new credit facilities will be us rather than our operating company and we will have the option to utilize up to $25.0 million of available borrowing capacity from our new revolving acquisition credit facility for working capital purposes. For a description of our existing credit facilities please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Sources of Capital—Description of Credit Facility” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2004.

Proposed 364-Day Acquisition Credit Facility

We expect to fund approximately $400 million of the purchase price of our Star Gas Propane Acquisition through borrowings under a 364-day credit facility underwritten by JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc. and Wachovia Bank, N.A. Borrowings under this 364-day credit facility may only be used to finance the Star Gas Propane Acquisition and related expenses.

Subsequent to the closing of our proposed revolving acquisition and working capital credit facilities, any remaining borrowings under the 364-day credit facility and the 364-day credit facility itself will be concurrently and permanently reduced on a dollar-for-dollar basis with the net proceeds from any of our issuances of debt or equity securities until the 364-day credit facility is paid down and terminated. The 364-day credit facility will be guaranteed by us and all of our present and future subsidiaries and will be secured on an equal basis with our credit facilities.

We expect that the borrowings under our 364-day credit facility will bear interest at a variable interest rate based on one of two indices that include either (i) the Alternate Base Rate (as defined in the 364-day credit facility) plus an applicable margin, which shall be fixed at 1.25% until the delivery of our financial statements for the period ending December 31, 2004, or (ii) the Adjusted LIBOR Rate (as defined in the 364-day credit facility) plus an applicable margin, which shall be fixed at 2.75% until the delivery of our financial statements for the period ending December 31, 2004. After that period, the applicable margin will be adjusted quarterly based upon our total leverage ratio (as defined in the 364-day credit facility).

The proposed 364-day credit facility imposes certain operating and financial restrictions on us, many of which are substantially similar to those contained in our existing and new credit facilities. Such restrictions in many cases limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell assets, enter into a merger and pay dividends or make distributions.

While we believe this description of our proposed 364-day credit facility reflects our current expectations, we cannot assure you that we will be able to consummate the proposed 364-day credit facility on the timing and the terms described above.

TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of our common units, please read “Tax Considerations” in the accompanying prospectus. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences peculiar to your circumstances.

We estimate that if you purchase common units in this offering and own them through the record date for the distribution for the fourth calendar quarter of 2006, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. These estimates are based upon the assumption that our available cash for distribution will be sufficient for us to make quarterly distributions of $0.475 per unit to the holders of our common units, and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and certain tax reporting positions that we have adopted with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that the estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units. See “Tax Considerations” in the accompanying prospectus.

Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Recent legislation treats net income derived from the ownership of certain publicly traded partnerships (including us) as qualifying income to a regulated investment company. However, this legislation is only effective for taxable years beginning after October 22, 2004, the date of enactment. For taxable years beginning prior to the date of enactment, very little of our income will be qualifying income to a regulated investment company. Please read “Tax Considerations—Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, which will be filed with the Commission as an exhibit to a current report on Form 8-K, each of the underwriters named below have severally agreed to purchase common units from us. Each underwriter is obligated to purchase the respective number of common units indicated in the following table:

Underwriters	Number of Common Units
Lehman Brothers Inc.	1,540,000
Wachovia Capital Markets, LLC	1,320,000
A.G. Edwards & Sons, Inc.	880,000
Raymond James & Associates, Inc.	440,000
Stifel, Nicolaus & Company, Incorporated	220,000

Total	4,400,000

The underwriting agreement provides that the underwriters are obligated to purchase, subject to certain conditions, all of the common units in the offering, if any are purchased, other than those covered by the underwriters’ option described below. The conditions contained in the underwriting agreement include the requirement that:

•	all of the representations and warranties made by us to the underwriters are true;

•	there has been no material adverse change in our condition or in the financial markets; and

•	we deliver to the underwriters customary closing documents.

Option to Purchase Additional Common Units

We have granted to the underwriters an option exercisable for 60 days after the date of the underwriting agreement to purchase, from time to time, in whole or in part, up to an aggregate of 660,000 additional common units at the price to the public less the underwriting discount set forth on the cover page of this prospectus supplement. This option may only be exercised by the underwriters if and to the extent we complete acquisitions (including the Star Gas Propane Acquisition) or capital improvements after the date of this prospectus supplement that sufficiently increase cash flow from operations per unit on a pro forma basis pursuant to the terms of our partnership agreement to allow the sale of additional common units. If this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase the additional common units proportionate to the underwriter’s initial underwriting commitment in the offering as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these common units to the underwriters.

Commission and Expenses

We have been advised by the underwriters that they propose to offer the common units directly to the public at the price to the public set forth on the cover page of this prospectus supplement and to selected dealers, who may include the underwriters, at the offering price less a selling concession not in excess of $0.736 per unit. The underwriters may allow, and the selected dealers may reallow, a discount from the concession not in excess of $0.10 per unit to other dealers. After the offering, the underwriters may change the offering price and other selling terms.

The following table shows the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown per common unit assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial offering price and the amount the underwriters pay to us to purchase the common units from us.

	No Exercise	Full Exercise
Per Unit	$1.224	$1.224
Total	$5,385,600	$6,193,440

We estimate that our total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $0.5 million.

Lock-Up Agreements

We, our affiliates that own common units and the directors and executive officers of our managing general partner have agreed that they will not, subject to limited exceptions, directly or indirectly, sell, offer, pledge or otherwise dispose of any common units or any securities convertible into or exchangeable or exercisable for common units or enter into any derivative transaction with similar effect as a sale of common units for a period of 90 days after the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to the Equity Commitments, to any existing employee benefit plans, to issuances of common units in connection with acquisitions and capital improvements that increase cash flow from operations on a per unit basis and to the transfer of senior subordinated units and junior subordinated units. This agreement does not apply to aggregate sales by directors and executive officers of our managing general partner of up to 25,000 common units or any securities convertible into or exchangeable or exercisable for common units.

Lehman Brothers Inc., in its discretion, may release the common units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release common units from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the unitholders’ reasons for requesting the release, the number of common units for which the release is being requested and market conditions at the time.

Indemnification

We and our operating partnership have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that may be required to be made in respect of these liabilities.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units involved in the sales made by the underwriters is not greater than the number of units they may purchase in their option to purchase additional units. In a naked short position, the number of units involved is greater than the number of units in their option to purchase additional units. The underwriters may close out any short position by either exercising their option to purchase additional units and/or purchasing common units in the open market. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. If the underwriters sell more common units than could be covered by their option to purchase additional common units, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise and, if commenced, may be discontinued at any time. Prior to purchasing the common units being offered pursuant to this prospectus supplement, one of the underwriters purchased on behalf of the syndicate 54,506 common units at an average price of $28.89 per unit, in stabilizing transactions.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Relationships

Certain of the underwriters and their affiliates have performed investment banking, commercial banking and advisory services for us for which they have received customary fees and expenses. In addition, Lehman Brothers Inc. served as financial advisor to Star Gas Partners, L.P. in connection with the sale of Star Gas Propane, L.P. to us. Affiliates of certain of the underwriters are lenders under our existing credit facility and affiliates of some of the underwriters will be lenders under our new credit facility. In addition, affiliates of some of the underwriters have agreed to be lenders under the $400 million 364-day credit facility. As such, proceeds from the sale of the common units we are offering may be used to repay borrowings from such affiliates. Please see “Use of Proceeds.” In addition, certain of the underwriters are initial purchasers in connection with our proposed December 2004 senior unsecured notes offering and will receive customary commissions for their services. The underwriters and their affiliates may, from time to time in the future, engage in transactions with and perform such services for us and our affiliates in the ordinary course of business.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online, and depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing

The common units are listed on the Nasdaq under the symbol “NRGY.”

Passive Market Making

In connection with the offering, the underwriters may engage in passive market making transactions in the common units on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during the period before the commencement of offers or sales of common units and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

NASD Conduct Rules

Because the NASD views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

LEGAL MATTERS

The validity of the common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended September 30, 2004 and the balance sheet of Inergy GP, LLC included in our Current Report on Form 8-K dated December 17, 2004, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. These financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports given on their authority as experts in accounting and auditing.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Some of this information in this prospectus supplement and the documents that we have incorporated herein by reference may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “intend” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors could cause our actual results to diver materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the effect of weather conditions on demand for propane;

•	the price volatility and availability of propane;

•	our inability to make business acquisitions on economically acceptable terms, including the integration of our recently announced acquisition of Star Gas Propane, L.P.;

•	our ability to achieve expected operating cost savings, synergies and productivity improvements form the integration of the businesses we acquire;

•	the availability of capacity to transport propane to market areas and our customers;

•	competition form other energy sources and within the propane industry;

•	improvements in energy efficiency and technology trends resulting in reduced demand for propane;

•	our ability to obtain new customers and retain existing customers;

•	operating hazards and risks incidental to transporting, storing and distributing propane and related products, including the risk of explosions and fires resulting in personal injury and property damage;

•	liability for environmental claims;

•	adverse labor relations;

•	governmental legislation and regulation;

•	the condition of the capital markets in the United States; and

•	the political and economic stability of oil producing nations of the world.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary form actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus supplement and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus supplement. We will not update these statements unless the securities laws require us to do so.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the principal offices of the SEC located at Judiciary Plaza, Public Reference Room, 450 Fifth Street, Room 1024, Washington, D.C. 20549. Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained from the SEC’s web site (http://www.sec.gov), which contains reports, prosy and information statements and other information regarding companies that file electronically with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

We “incorporate by reference” information into this prospectus supplement, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained expressly in this prospectus supplement, and the information we file later with the SEC will automatically supersede this information. You should not assume that the information in this prospectus supplement is current as of any date other than the date on the front page of this prospectus supplement.

Any information that we file under Sections 13(a), 13(c), 14 or (15(d) of the Securities Exchange Act of 1934, and that is deemed “filed” with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	our annual report on Form 10-K for the fiscal year ended September 30, 2004;

•	our current report on Form 8-K filed November 24, 2004;

•	our current report on Form 8-K filed December 3, 2004;

•	our current report on Form 8-K filed December 15, 2004; and

•	our current report on Form 8-K filed December 17, 2004.

You may request a copy of these filings at no cost, by making written or telephone requests for such copies to:

Investor Relations

Inergy, L.P.

2 Brush Creek Boulevard, Suite 200

Kansas, City, Missouri 64112

(816) 842-8181

You should rely only on the information incorporated by reference or provided in this prospectus supplement. If information in incorporated documents conflicts with information in this prospectus supplement you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.

PROSPECTUS

$625,000,000

Inergy, L.P.

Common Units

Partnership Securities

Debt Securities

This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities we will provide a prospectus supplement that will contain specific information about those securities and the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest.

We may offer, from time to time, in one or more series:

•	common units representing limited partnership interests in Inergy, L.P.;

•	partnership securities; and

•	debt securities, which may be secured or unsecured senior debt securities or secured or unsecured subordinated debt securities.

Inergy Finance Corp. may act as co-issuer of the debt securities, and all other direct or indirect subsidiaries of Inergy, L.P., other than “minor” subsidiaries as such item is interpreted in securities regulations governing financial reporting for guarantors, may guarantee the debt securities.

The securities we may offer:

•	will have a maximum aggregate offering price of $625,000,000;

•	will be offered at prices and on terms to be set forth in one or more accompanying prospectus supplements; and

•	may be offered separately or together, or in separate series.

Our common units are traded on the Nasdaq National Market under the symbol “NRGY.” On September 27, 2004, the last reported sale price of our common units on the Nasdaq was $26.88 per common unit. We will provide information in the prospectus supplement for the trading market, if any, for any partnership securities and debt securities that we may offer.

You should read and carefully consider the risks relating to investing in the securities and each of the other risk factors described under “Risk Factors” beginning on page 1 of this prospectus.

Our principal executive offices are located at Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112, and our phone number is (816) 842-8181. Our web site is www.inergypropane.com.

The securities may be sold from time to time directly, through one or more underwriters or through one or more dealers or agents. If any underwriter, dealer or agent is involved in the sale of the securities, the name of such underwriter, dealer or agent and any applicable commission or discount will be set forth in the accompanying prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 1, 2004

i

GUIDE TO READING THIS PROSPECTUS

You should rely only on the information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of those documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

To understand us and the terms of our common units and other securities we may offer, you should carefully read this prospectus together with any and all prospectus supplements before you invest. You also should read the documents we refer to under “Where You Can Find More Information” for information on us and for our financial statements.

Please note that any internet addresses provided in this prospectus or in any accompanying prospectus supplement are for information purposes only and are not intended to be hyperlinks. Accordingly, no information provided at such internet addresses is intended or deemed to be incorporated herein by reference.

The following information should help you understand some of the conventions used in this prospectus.

•	Throughout this prospectus:

(1)	when we use the terms “we,” “us,” or “Inergy, L.P.,” we are referring either to Inergy, L.P., the registrant itself, or to Inergy, L.P. and its operating subsidiaries collectively, as the context requires;

(2)	when we use the term “our predecessor,” we are referring to Inergy Partners, LLC, the entity that conducted our business prior to our initial public offering, which closed on July 31, 2001. Inergy, L.P. was formed as a Delaware limited partnership on March 7, 2001 and did not have operations until the initial public offering. Our predecessor commenced operations in November 1996. The discussion of our business throughout this prospectus relates to the business operations of Inergy Partners, LLC before Inergy, L.P.’s initial public offering and Inergy, L.P. thereafter;

(3)	when we use the term “securities,” we are referring to the common units, partnership securities and debt securities described in this prospectus; and

(4)	when we use the term “unitholders,” we are referring to the holders of common units and partnership securities, and we are referring to the holders of debt securities when we use the term “holders,” except as the context otherwise requires.

•	We have a managing general partner and a non-managing general partner. Our managing general partner is responsible for the management of our partnership and its operations are governed by a board of directors. Our managing general partner does not have rights to allocations or distributions from our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Our non-managing general partner owns an approximately 2% non-managing general partner interest in our partnership. Generally, we refer to each general partner as managing or non-managing, as the case may be. We collectively refer to our managing general partner and our non-managing general partner as our “general partners.”

RISK FACTORS

Before you invest in our securities, you should be aware that there are risks in doing so, including those described below. Common units, representing limited partner interests, and other securities we may offer are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. Before making a decision about investing in our securities, you should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the information that we have incorporated herein by reference.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we may be unable to make distributions to our unitholders or pay interest on or the principal of any debt securities, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not be able to generate sufficient cash from operations to allow us to pay the minimum quarterly distribution.

The amount of cash we can distribute on our common units and partnership securities depends upon the amount of cash we generate from our operations. The amount of cash we generate from our operations will fluctuate from quarter to quarter and will depend upon, among other things, the temperatures in our operating areas, the cost to us of the propane we buy for resale, the level of competition from other propane companies and other energy providers and prevailing economic conditions. In addition, the actual amount of cash available for distribution also will depend on other factors, such as the level of capital expenditures we make, debt service requirements, fluctuations in working capital needs, our ability to borrow under our working capital facility to make distributions, and the amount, if any, of cash reserves established by our managing general partner in its discretion for the proper conduct of our business. Because of all these factors, we may not have sufficient available cash each quarter to be able to pay the minimum quarterly distribution. If we are unable to pay the minimum quarterly distribution, the trading price for our common units will decrease making it more difficult for us to raise additional capital and repay indebtedness, including debt securities issued under this prospectus and an accompanying prospectus supplement.

You should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Since weather conditions may adversely affect the demand for propane, our financial condition and results of operations are vulnerable to, and will be adversely affected by, warm winters.

Weather conditions have a significant impact on the demand for propane because our customers depend on propane principally for heating purposes. As a result, warm weather conditions will adversely impact our operating results and financial condition. Actual weather conditions can substantially change from one year to the next. Furthermore, warmer than normal temperatures in one or more regions in which we operate can significantly decrease the total volume of propane we sell. Consequently, our operating results may vary significantly due to actual changes in temperature. During the fiscal years ended September 30, 1999, 2000 and 2002, temperatures were significantly warmer than normal in our areas of operation. We believe that our results of operations during these periods were adversely affected primarily due to abnormally warm weather.

If we do not continue to make acquisitions on economically acceptable terms, our future financial performance will be limited.

The propane industry is not a growth industry because of increased competition from alternative energy sources. In addition, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane’s higher cost as compared to other energy sources, we may have difficulty in increasing our retail customer base other than through acquisitions. Therefore, while our business strategy includes internal growth, our ability to grow will depend principally on acquisitions. Our future financial performance depends on our ability to continue to make acquisitions at attractive prices. We cannot assure you that we will be able to continue to identify attractive acquisition candidates in the future or that we will be able to acquire businesses on economically acceptable terms. In particular, competition for acquisitions in the propane business has intensified and become more costly. We may not be able to grow as rapidly as we expect through our acquisition of additional businesses for various reasons, including the following:

•	We will use our cash from operations primarily for distributions to unitholders and reinvestment in our business. Consequently, the extent to which we are unable to use cash or access capital to pay for additional acquisitions may limit our growth and impair our operating results. Further, we are subject to certain debt incurrence covenants under our bank credit facility that may restrict our ability to incur additional debt to finance acquisitions. In addition, any new debt we incur to finance acquisitions may adversely affect our ability to make distributions to our unitholders.

•	Although we intend to use our securities as acquisition currency, some prospective sellers may not be willing to accept our securities as consideration and their issuance in some circumstances will be dilutive to our existing unitholders.

Moreover, acquisitions involve potential risks, including:

•	the inability to integrate the operations of recently acquired businesses,

•	the diversion of management’s attention from other business concerns,

•	customer or key employee loss from the acquired businesses, and

•	a significant increase in our indebtedness.

We cannot assure you that we will be successful in integrating our recent acquisitions.

Since October 1, 2003 through September 10, 2004, we have acquired substantially all the propane assets of 16 retail propane companies, which geographically expanded our operations into several new states, including Pennsylvania, New York and Virginia. In addition, in October 2003, we acquired from Link Energy, LLC (formerly known as EOTT Energy, L.P.) its West Coast natural gas liquids (NGL) business, which includes gas processing, fractionation, above-ground NGL storage, truck and rail distribution facilities, and a NGL transportation fleet, all located in south central California. We cannot assure you that we will successfully integrate these acquisitions and other acquisitions into our operations, or that we will achieve the desired profitability from our acquisitions. Failure to successfully integrate these substantial acquisitions could adversely affect our operations and cash flows available for distribution to our unitholders.

Sudden and sharp propane price increases that cannot be passed on to customers may adversely affect our profit margins.

The propane industry is a “margin-based” business in which gross profits depend on the excess of sales prices over supply costs. As a result, our profitability will be sensitive to changes in wholesale prices of propane caused by changes in supply or other market conditions. When there are sudden and sharp increases in the wholesale cost of propane, we may not be able to pass on these increases to our customers through retail or wholesale prices. Propane is a commodity and the price we pay for it can fluctuate significantly in response to changes in supply or other market conditions. We have no control over supply or market conditions. In addition, the timing of cost pass-throughs can significantly affect margins. Sudden and extended wholesale price increases could reduce our gross profits and could, if continued over an extended period of time, reduce demand by encouraging our retail customers to conserve or convert to alternative energy sources.

Our indebtedness may limit our ability to borrow additional funds, make distributions to our unitholders or capitalize on acquisition or other business opportunities.

As of June 30, 2004, our total outstanding long-term indebtedness was approximately $113.0 million, including approximately $107.7 million under our bank credit facility and approximately $5.3 million of other obligations. As of that date, the current maturities of long-term indebtedness comprised approximately $1.4 million of the total outstanding long-term indebtedness. Our payment of principal and interest on our indebtedness will reduce the cash available for distribution on our outstanding units and partnership securities. We will be prohibited by our credit facility notes from making cash distributions during an event of default under any of our indebtedness. Furthermore, our leverage and various limitations in our credit facility may reduce our ability to incur additional indebtedness, to engage in some transactions and to capitalize on acquisition or other business opportunities.

In addition, our credit facility contains provisions relating to change of control of our managing general partner, our partnership and our operating company. If these provisions are triggered, our outstanding indebtedness may become due. In such event, there is no assurance that we would be able to pay the indebtedness, in which case the lenders would have the right to foreclose on our assets, which would have a material adverse effect on us. There is no restriction on the ability of our general partners to enter into a transaction which would trigger the change of control provisions.

The highly competitive nature of the retail propane business could cause us to lose customers, thereby reducing our revenues.

We have competitors and potential competitors who are larger and have substantially greater financial resources than we do, which may provide them with some advantages. Also, because of relatively low barriers to entry into the retail propane business, numerous small retail propane distributors, as well as companies not engaged in retail propane distribution, may enter our markets and compete with us. Most of our propane retail branch locations compete with several marketers or distributors. The principal factors influencing competition with other retail marketers are:

•	price,

•	reliability and quality of service,

•	responsiveness to customer needs,

•	safety concerns,

•	long-standing customer relationships,

•	the inconvenience of switching tanks and suppliers, and

•	lack of growth in the industry.

We can make no assurances that we will be able to compete successfully on the basis of these factors. If a competitor attempts to increase market share by reducing prices, we may lose customers, which would reduce our revenues.

If we are not able to purchase propane from our principal suppliers, our results of operations would be adversely affected.

Most of our total volume purchases are made under supply contracts that have a term of one year, are subject to annual renewal, and provide various pricing formulas. In the event that we are unable to purchase propane from our significant suppliers, our failure to obtain alternate sources of supply at competitive prices and on a timely basis would hurt our ability to satisfy customer demand, reduce our revenues and adversely affect our results of operations.

Competition from alternative energy sources may cause us to lose customers, thereby reducing our revenues.

Competition from alternative energy sources, including natural gas and electricity, has been increasing as a result of reduced regulation of many utilities, including natural gas and electricity. Propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a less expensive source of energy than propane. The gradual expansion of natural gas distribution systems and availability of natural gas in many areas that previously depended upon propane could cause us to lose customers, thereby reducing our revenues.

Terrorist attacks, such as the attacks that occurred on September 11, 2001, have resulted in increased costs, and future war or risk of war may adversely impact our results of operations.

The impact that terrorist attacks, such as the attacks of September 11, 2001, may have on the energy industry in general, and on us in particular, is not known at this time. Uncertainty surrounding retaliatory military strikes or a sustained military campaign, such as those in Afghanistan and Iraq, may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or indirect casualties of, an act of terror. We may have to incur additional costs in the future to safeguard certain of our assets and we may be required to incur significant additional costs in the future.

Terrorist attacks, including the attacks of September 11, 2001, and the changes in the insurance markets attributable to such attacks, may make certain types of insurance more difficult for us to obtain. We may be unable to secure the levels and types of insurance we would otherwise have secured before such attacks. There can be no assurance that insurance will be available to us without significant additional costs. A lower level of economic activity could also result in a decline in energy consumption which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

Our business would be adversely affected if service at our principal storage facilities or on the common carrier pipelines we use is interrupted.

Historically, a substantial portion of the propane we purchase to support our operations originates at Conway, Kansas, Hattiesburg, Mississippi and Mont Belvieu, Texas and is shipped to us through major common carrier pipelines. Any significant interruption in the service at these storage facilities or on the common carrier pipelines we use would adversely affect our ability to obtain propane.

If we are not able to sell propane that we have purchased through wholesale supply agreements to either our own retail propane customers or to other retailers and wholesalers, the results of our operations would be adversely affected.

We currently are party to propane supply contracts and expect to enter into additional propane supply contracts which require us to purchase substantially all the propane production from certain refineries. Our inability to sell the propane supply in our own propane distribution business, to other retail propane distributors, or to other propane wholesalers would have a substantial adverse impact on our operating results and could adversely impact our capital liquidity.

We are subject to operating and litigation risks that could adversely affect our operating results to the extent not covered by insurance.

Our operations are subject to all operating hazards and risks incident to handling, storing, transporting and providing customers with combustible liquids such as propane. As a result, we have been, and likely will be, a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. However, our insurance may not be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage. In addition, the occurrence of a serious accident, whether or not we are involved, may have an adverse effect on the public’s desire to use our products.

Our results of operations and financial condition may be adversely affected by governmental regulation and associated environmental and regulatory costs.

The propane business is subject to a wide range of federal and state laws and regulations related to environmental and other regulated matters. We may have higher costs in the future due to stricter pollution control requirements or liabilities resulting from non-compliance with operating or other regulatory permits. New environmental regulations might adversely impact our operations, as well as the storage and transportation of propane.

Energy efficiency and new technology may reduce the demand for propane and adversely affect our operating results.

Increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, have adversely affected the demand for propane by retail customers. Future conservation measures or technological advances in heating, conservation, energy generation or other devices might reduce demand for propane and adversely affect our operating results.

Due to our lack of asset diversification, adverse developments in our propane business would reduce our ability to make distributions to our unitholders.

We rely almost exclusively on the revenues generated from our propane business. Due to our lack of asset diversification, an adverse development in this business would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Risks Inherent in an Investment in Inergy, L.P.

Unitholders have less ability to elect or remove management than holders of common stock in a corporation.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business, and therefore limited ability to influence management’s decisions regarding our business. Unitholders did not elect our managing general partner or its board of directors and will have no right to elect our managing general partner or its board of directors on an annual or other continuing basis. The board of directors of our managing general partner is chosen by the sole member of our managing general partner, Inergy Holdings, LLC. Although our managing general partner has a fiduciary duty to manage our partnership in a manner beneficial to Inergy, L.P. and our unitholders, the directors of our managing general partner have a fiduciary duty to manage our managing general partner in a manner beneficial to its member, Inergy Holdings, LLC.

If unitholders are dissatisfied with the performance of our managing general partner, they will have little ability to remove our managing general partner. Our managing general partner generally may not be removed except upon the vote of the holders of 66 2/3% of the outstanding units voting together as a single class. Because our general partners and their affiliates, including our executive officers and directors, currently control or may be deemed to beneficially own approximately 25% of all the limited partnership units, it will be difficult to remove our managing general partner without the consent of our general partners and their affiliates. Furthermore, if our managing general partner is removed without cause during the subordination period and units held by our general partners and their affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units which would otherwise have continued until we had met certain distribution and performance tests.

Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the managing general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our managing general partner. Cause does not include most cases of charges of poor management of the business, so the removal of our managing general partner because of the unitholders’ dissatisfaction with our managing general partner’s performance in managing our partnership will most likely result in the termination of the subordination period.

Our unitholders’ voting rights are further restricted by a provision in our partnership agreement providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partners and their affiliates, cannot be voted on any matter.

The control of our managing general partner may be transferred to a third party without unitholder consent.

Our managing general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our partnership agreement on the ability of the owner of our managing general partner, Inergy Holdings, LLC, from transferring its ownership interest in our managing general partner to a third party. The new owner of our managing general partner would then be in a position to replace the board of directors and officers of our managing general partner with its own choices and to control the decisions taken by our board of directors and officers.

Our managing general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time less than 20% of the outstanding units of any class are held by persons other than our general partners and their affiliates, our managing general partner has the right to acquire all, but not less than all, of those units held by the unaffiliated persons. The price for these units will not be less than the then-current market price of the units. As a consequence, you may be required to sell your common units at an undesirable time or price. Our managing general partner may assign this acquisition right to any of its affiliates or to the partnership.

Cost reimbursements due our managing general partner may be substantial and reduce our ability to pay the minimum quarterly distribution.

Before making any distributions on our units, we will reimburse our managing general partner for all expenses it has incurred on our behalf. In addition, our general partners and their affiliates may provide us with services for which we will be charged reasonable fees as determined by our managing general partner. The reimbursement of these expenses and the payment of these fees could adversely affect our ability to make distributions to you. Our managing general partner has sole discretion to determine the amount of these expenses and fees. For the year ended September 30, 2003 the cost reimbursement to our managing general partner and its affiliates was approximately $2.1 million. Effective January 1, 2002, all employees of our general partners became employees of our operating company, and effective January 1, 2003, our executive officers became employees of Inergy GP, LLC, our managing general partner.

We may issue additional common units without your approval, which would dilute your existing ownership interests.

While any senior subordinated units remain outstanding, our managing general partner may cause us to issue up to 1,353,628 additional common units without your approval. Our managing general partner may also cause us to issue an unlimited number of additional common units, without your approval, in a number of circumstances, such as:

•	the issuance of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis,

•	the conversion of subordinated units into common units,

•	the conversion of the general partner interests and the incentive distribution rights into common units as a result of the withdrawal of our general partners, or

•	issuances of common units under our employee benefit plans.

The issuance of additional common units or other equity securities of equal rank will have the following effects:

•	the proportionate ownership interest of our existing unitholders in us will decrease,

•	the amount of cash available for distribution on each common unit or partnership security may decrease,

•	since a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by the common unitholders will increase,

•	the relative voting strength of each previously outstanding common unit will be diminished, and

•	the market price of the common units or partnership securities may decline.

Once no senior subordinated units remain outstanding, we may issue an unlimited number of limited partner interests of any type without the approval of unitholders. Our partnership agreement does not give unitholders the right to approve our issuance of equity securities ranking junior to the common units.

You may not have limited liability if a court finds that unitholder actions constitute control of our business.

Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court determined that the right of unitholders to remove our managing general partner or to take other action under our partnership agreement constituted participation in the “control” of our business.

Our general partners generally have unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partners.

In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

Our general partners have conflicts of interest and limited fiduciary responsibilities, which may permit our general partners to favor their own interests to the detriment of unitholders.

Inergy Holdings, LLC and its affiliates directly and indirectly own an aggregate limited partner interest of approximately 15.1% in us, own and control our managing general partner and own and control our non-managing general partner, which owns an approximate 2% general partner interest. Inergy Holdings, LLC also owns the incentive distribution rights under our partnership agreement. Conflicts of interest could arise in the future as a result of relationships between Inergy Holdings, LLC, our general partners and their affiliates, on the one hand, and the partnership or any of the limited partners, on the other hand. As a result of these conflicts our general partners may favor their own interests and those of their affiliates over the interests of our unitholders. The nature of these conflicts includes the following considerations:

•	Our general partners may limit their liability and reduce their fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without the limitations, constitute breaches of fiduciary duty. Unitholders are deemed to have consented to some actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law.

•	Our general partners are allowed to take into account the interests of parties in addition to the partnership in resolving conflicts of interest, thereby limiting their fiduciary duties to our unitholders.

•	Our general partners’ affiliates are not prohibited from engaging in other businesses or activities, including those in direct competition with us.

•	Our managing general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings and reserves, each of which can affect the amount of cash that is distributed to unitholders.

•	Our managing general partner determines whether to issue additional units or other equity securities of the partnership.

•	Our managing general partner determines which costs are reimbursable by us.

•	Our managing general partner controls the enforcement of obligations owed to us by it.

•	Our managing general partner decides whether to retain separate counsel, accountants or others to perform services for us.

•	Our managing general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

•	In some instances our managing general partner may borrow funds in order to permit the payment of distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or hasten the expiration of the subordination period.

Tax Risks To Common Unitholders

You are urged to read “Tax Considerations” for a more complete discussion of the following expected material federal income tax consequences of owning and disposing of our common units.

The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to unitholders.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35% and we likely would pay state taxes as well. Distributions to unitholders generally would be taxed again as corporate distributions, and none of our income, gains, losses or deductions would flow through to unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to unitholders would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

A change in current law or a change in our business could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that causes us to be treated as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, then the minimum quarterly distribution and the target distribution levels will be adjusted to reflect that impact on us.

A successful IRS contest of the federal income tax positions we take may adversely affect the market for common units and the costs of any contest will be borne by our unitholders and our general partners.

We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain our counsel’s conclusions or the positions we take. A court may not concur with our counsel’s conclusions or the positions we take. Any contest with the IRS may materially and adversely affect the market for our common units and the price at which they trade. In addition, some or all of our unitholders and our general partners will indirectly bear the costs of any contest with the IRS, principally legal, accounting and related fees.

Unitholders may be required to pay taxes on their share of our income even if they do not receive any cash distributions from us.

Unitholders will be required to pay federal income taxes and, in some cases, state and local income taxes on their share of our taxable income even if they do not receive any cash distributions from us. Unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from the taxation of their share of our taxable income.

Tax gain or loss on disposition of common units could be different than expected.

Unitholders who sell common units will recognize gain or loss equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated for a common unit which decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income to the unitholder if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost. A substantial portion of the amount the unitholder realizes, whether or not representing gain, will likely be ordinary income to the unitholder. Should the IRS successfully contest some positions we take, a unitholder could recognize more gain on the sale of common units than would be the case under those positions, without the benefit of decreased income in prior years. Also, unitholders who sell common units may incur a tax liability in excess of the amount of cash they receive from the sale.

Tax-exempt entities, regulated investment companies and foreign persons face unique tax issues from owning common units which may result in adverse tax consequences to them.

Investment in common units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to unitholders who are organizations exempt from federal income tax, may be unrelated business taxable income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company. Distributions to non-U.S. persons will be reduced by withholding taxes, at the highest effective tax rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and generally pay tax on their share of our taxable income.

We are registered as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

We are registered with the IRS as a “tax shelter.” Our tax shelter registration number is 01204000001. The tax laws require that some types of entities, including some partnerships, register as “tax shelters” in response to the perception that they claim tax benefits that may be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in the unitholder’s tax returns and may lead to audits of the unitholder’s tax returns and adjustments of items unrelated to us. Unitholders will bear the cost of any expense incurred in connection with an examination of their personal tax returns and indirectly bear a portion of the cost of an audit of us.

We will treat each purchaser of common units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that do not conform to all aspects of existing Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the unitholder’s sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to the unitholder’s tax returns. Please read “Tax Considerations—Uniformity of Units” for a further discussion of the effect of the depreciation and amortization positions we adopt.

Unitholders likely will be subject to state and local taxes in states where they do not live as a result of an investment in the units.

In addition to federal income taxes, unitholders likely will be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property now or in the future, even if they do not live in any of those jurisdictions. Unitholders likely will be required to file state and local income tax returns and pay state and local income taxes in some or all of the jurisdictions. Further, unitholders may be subject to penalties for failure to comply with those requirements. We presently anticipate that substantially all of our income will be generated in the following states: Arkansas, California, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, and West Virginia. Each of these states, except Florida and Texas, imposes a personal income tax. If we expand our operations into other states, unitholders may have to file state and local income tax returns in additional jurisdictions. If we conduct operations in other states, unitholders may be required to file state and local income tax returns in additional jurisdictions. It is the responsibility of each unitholder to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in us.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus, any prospectus supplement and the documents that we have incorporated herein by reference may contain forward-looking statements. All statements that do not relate strictly to historical or current facts are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “may,” “believe,” “will,” “expect,” “anticipate,” “intend,” “plan,” “projection,” strategy,” “estimate,” “continue” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future. Specific factors could cause our actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to:

•	the effect of weather conditions on demand for propane;

•	the price volatility and availability of propane;

•	the availability of capacity to transport propane to market areas and our customers;

•	competition from other energy sources and within the propane industry;

•	improvements in energy efficiency and technology trends resulting in reduced demand for propane;

•	our ability to achieve expected operating cost savings, synergies and productivity improvements from the integration of the propane distribution businesses we acquire;

•	our inability to make business acquisitions on economically acceptable terms;

•	our ability to obtain new customers and retain existing customers;

•	operating hazards and risks incidental to transporting, storing and distributing propane and related products, including the risk of explosions and fires resulting in personal injury and property damage;

•	liability for environmental claims;

•	adverse labor relations;

•	governmental legislation and regulation;

•	the condition of the capital markets in the United States; and

•	the political and economic stability of oil-producing nations of the world.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents that we have incorporated by reference, including those described in the “Risk Factors” section of this prospectus. We will not update these forward-looking statements unless the securities laws require us to do so. You should review additional disclosures we make in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K filed with the Securities and Exchange Commission.

THE OFFERING

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, the SEC, using a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings up to an aggregate offering price of $625,000,000. This prospectus provides you with a general description of us and the securities. This prospectus does not contain all of the information set forth in the registration statement as permitted by the rules and regulations of the SEC. For additional information regarding us and the offered securities, please refer to the registration statement. Each time we offer to sell securities with this prospectus, we will provide a prospectus supplement that contains specific information about the terms of that offering. Prospectus supplements may add, update or change information contained in this prospectus. Therefore, before you invest in the securities, you should read this prospectus, any prospectus supplements and the documents we refer to under “Incorporation of Documents by Reference.”

WHO WE ARE

We own and operate a rapidly growing retail and wholesale propane marketing and distribution business. Since our predecessor’s inception in November 1996 through September 10, 2004, we have acquired 43 propane companies for an aggregate purchase price of approximately $400 million, including working capital, assumed liabilities and acquisition costs. These acquisitions include 17 propane companies acquired through that date during fiscal 2004 for an aggregate purchase price of approximately $92 million. For a more detailed description of our predecessor, please read “Guide to Reading this Prospectus.” For the fiscal year ended September 30, 2003, we sold and physically delivered approximately 119.7 million gallons of propane to retail customers and approximately 284.7 million gallons of propane to wholesale customers.

Our retail business includes the retail marketing, sale and distribution of propane, including the sale and lease of propane supplies and equipment, to residential, commercial, industrial and agricultural customers. We market our propane products under several regional brand names including Bradley Propane, Burnwell Gas, Country Gas, Gaylord Gas, Hancock Gas, Highland Propane, Hoosier Propane, Independent Propane Company, McCracken, Premier Propane, Pro Gas and United Propane. As of June 30, 2004 we served approximately 275,000 retail customers in Arkansas, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia and West Virginia from 146 customer service centers which have an aggregate of approximately 10.8 million gallons of above-ground propane storage capacity. In addition to our retail business, we operate a wholesale supply, marketing and distribution business, providing propane procurement, transportation and supply and price risk management services to our customer service centers, as well as to independent dealers, multi-state marketers, petrochemical companies, refinery and gas processors and a number of other natural gas liquids (NGLs) marketing and distribution companies in the United States, primarily in the Midwest and Southeast, and Canada. In October 2003, we acquired from Link Energy, LLC (formerly known as EOTT Energy, L.P.) its west coast NGL business, which includes gas processing, fractionation, above ground NGL storage, truck and rail distribution facilities, and a NGL transportation fleet, all located in south central California.

Our operations are conducted through, and our operating assets are owned by, our subsidiaries. We own our interests in our subsidiaries through our operating company, Inergy Propane, LLC. Inergy GP, LLC, our managing general partner, has sole responsibility for conducting our business and managing our operations. Our managing general partner’s only interest in us is its management rights. Inergy GP, LLC has no economic interest in our partnership and does not receive a management fee, but it is reimbursed for expenses incurred on our behalf. Inergy Partners, LLC, our non-managing general partner, owns an approximate 2% non-managing general partner interest in us. The approximate 2% general partner interest is entitled to its proportionate share of allocations and distributions in our partnership. Our non-managing general partner has no operational or managerial responsibilities under our partnership agreement. Inergy Holdings, LLC owns all of the member interests in each of Inergy GP, LLC, Inergy Partners, LLC, as well as all of the incentive distribution rights under our partnership agreement.

Inergy Finance Corp. was incorporated under the laws of the State of Delaware in September 2004, is wholly-owned by Inergy, L.P., and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto.

Our common units, which represent limited partner interests, are traded on the Nasdaq National Market under the symbol “NRGY.” On September 27, 2004, the last reported sale price of our common units on the Nasdaq was $26.88 per common unit.

Our principal executive offices are located at Two Brush Creek Boulevard, Suite 200, Kansas City, Missouri 64112, and our phone number is (816) 842-8181. Our web site is www.inergypropane.com.

USE OF PROCEEDS

We will use the net proceeds from the sale of the securities for general business purposes, including debt repayment, future acquisitions, capital expenditures and working capital. We may change the potential uses of the net proceeds in a prospectus supplement.

RECENT DEVELOPMENTS

Two-for-One Unit Split

On December 10, 2003, the board of directors of our managing general partner declared a two-for-one split of our outstanding common and subordinated units. The split entitled unitholders of record at the close of business on January 2, 2004 to receive one additional unit for each unit held as of such date. The distribution was made on January 12, 2004. The effect of the split was to double the number of all outstanding units and to reduce by half the minimum quarterly per unit distribution and the targeted distribution levels. All common and subordinated unit amounts and per unit amounts have been restated to reflect the two-for-one split in the table below.

	Inergy L.P. and Predecessor (a) Years Ended September 30,
	1999	2000	2001		2002	2003
	(in thousands except per unit data)
Net income (loss)	$(185)	$(1,829)	$4,349		$8,309	$13,512

Net income (loss) per limited partner unit:
Basic			$(0.20	)(b)	$0.61	$0.79

Diluted			$(0.20	)(b)	$0.60	$0.78

Weighted average limited partners’ units outstanding:
Basic			11,452	(b)	13,317	16,676

Diluted			11,452	(b)	13,520	16,942

Cash distributions per unit			—		$1.18	$1.45

(a)	Represents financial data of our predecessor, Inergy Partners, LLC, and subsidiaries prior to July 31, 2001 and Inergy, LP thereafter restated for the two-for-one unit split effective January 12, 2004.
(b)	Amounts relate to the net loss incurred by Inergy, L.P. and the weighted average limited partners’ units outstanding for the period from July 31, 2001 (the closing date of our initial public offering) through September 30, 2001.

RATIOS OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratio of earnings to fixed charges of our company for the periods indicated.

	Year Ended September 30,										Nine months ended June 30,
	1999		2000		2001		2002		2003		2004
Ratio of earnings to fixed charges	—	(a)	—	(a)	1.63	x	1.87	x	2.25	x	1.21	x (b)

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings (loss) from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and the amortization of deferred financing and interest associated with operating leases.

(a)	Earnings were inadequate to cover fixed charges by $129,000 for the year ended September 30, 1999, and $1.8 million for the year ended September 30, 2000.

(b)	The fixed charges for the nine months ended June 30, 2004 includes $18.2 million in net charges related to the January 2004 early retirement of $85.0 million of private placement notes.

DESCRIPTION OF THE COMMON UNITS

Our common units and subordinated units represent limited partner interests in us. The holders of these units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. As of September 10, 2004, we had 17,626,506 common units, representing a 71.3% limited partner interest; 5,478,568 senior subordinated units, representing a 22.2% limited partner interest; and 1,145,084 junior subordinated units, representing a 4.6% limited partner interest. Thus, as of that date our equity consisted of an approximate 98% limited partner interest and an approximate 2% general partner interest.

Distributions

Common units are entitled to receive distributions of available cash of $0.30 per quarter, or $1.20 on an annualized basis, before any distributions are paid on our subordinated units.

In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, approximately 98% to the common units and approximately 2% to our non-managing general partner, until each common unit has received a minimum quarterly distribution of $0.30 plus any arrearages from prior quarters;

•	second, approximately 98% to the senior subordinated units and approximately 2% to our non-managing general partner, until each senior subordinated unit has received a minimum quarterly distribution of $0.30;

•	third, approximately 98% to the junior subordinated units and approximately 2% to our non-managing general partner, until each junior subordinated unit has received a minimum quarterly distribution of $0.30; and

•	fourth, approximately 98% to all units, pro rata, and approximately 2% to our non-managing general partner, until each unit has received a distribution of $0.33 per quarter.

If cash distributions exceed $0.33 per unit in any quarter, Inergy Holdings, LLC, the sole member of our managing general partner, will receive increasing percentages, up to 48%, of the cash we distribute in excess of that amount.

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our managing general partner. The amount of this “available cash” may be greater than or less than the minimum quarterly distribution.

Timing of Distributions

We pay distributions approximately 45 days after March 31, June 30, September 30 and December 31 to unitholders of record on the applicable record date and to our non-managing general partner.

Subordination Period

The subordination period will end once we meet the financial tests in our partnership agreement, but it generally cannot end before June 30, 2006 with respect to the senior subordinated units and June 30, 2008 with respect to the junior subordinated units.

When the applicable subordination period ends, all remaining senior subordinated units or junior subordinated units, as applicable, will convert into common units on a one-for-one basis. Once all subordinated units have been converted into common units, the common units will no longer be entitled to arrearages.

Early Conversion of Subordinated Units

On August 13, 2004, after meeting the financial tests provided for in our partnership agreement, we completed the conversion of 1,656,684 senior subordinated units into common units. If we meet these tests for any quarter ending on or after June 30, 2005, an additional 1,656,684 senior subordinated units will convert into common units. The early conversion of the second 1,656,684 senior subordinated units may not occur until at least one year after the early conversion of the first 1,656,684 senior subordinated units.

If we meet the applicable financial tests in our partnership agreement as of any quarter ending on or after June 30, 2006, 286,272 junior subordinated units will convert into common units. If we meet these tests as of any quarter ending on or after June 30, 2007, an additional 286,272 junior subordinated units will convert into common units. The early conversion of the second 286,272 junior subordinated units may not occur until at least one year after the early conversion of the first 286,272 junior subordinated units.

Notwithstanding the foregoing, all outstanding junior subordinated units may convert into common units on a one-for-one basis on or after June 30, 2006, if we have paid a distribution of at least $1.40 on each outstanding unit for each of the three preceding non-overlapping four-quarter periods, all of the senior subordinated units have been converted into common units, and we have met other applicable financial tests in our partnership agreement.

Issuance of Additional Units

In general, while any senior subordinated units remain outstanding, we may not issue more than 1,353,628 additional common units without obtaining unitholder approval. We may, however, issue an unlimited number of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis. We refer to acquisitions that increase cash flow from operations on a per unit basis as “accretive.”

Voting Rights

Unlike the holders of common stock in a corporation, our common unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our managing general partner or its directors on an annual or other continuing basis. Our managing general partner may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding common units, including units owned by our general partners and their affiliates.

Limited Call Right

If at any time not more than 20% of the outstanding common units are held by persons other than our general partners and their affiliates, our managing general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then current market price of the common units.

Exchange Listing

Our common units are traded on the Nasdaq National Market under the symbol “NRGY.”

Transfer Agent and Registrar Duties

American Stock Transfer & Trust Company serves as registrar and transfer agent for our common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges,

•	special charges for services requested by a holder of a common unit, and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities as transfer agent, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Transfer of Common Units

Any transfer of common units will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

•	becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner,

•	automatically requests admission as a substituted limited partner in our partnership,

•	agrees to be bound by the terms and conditions of, and executes, our partnership agreement,

•	represents that the transferee has the capacity, power and authority to enter into our partnership agreement,

•	grants powers of attorney to officers of our managing general partner and any liquidator of us as specified in our partnership agreement, and

•	makes the consents and waivers contained in our partnership agreement.

An assignee of common units will become a substituted limited partner of our partnership for the transferred common units upon the consent of our managing general partner and the recording of the assignee’s name on our books and records. Our managing general partner may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon admission as a substituted limited partner in our partnership for the transferred common units, a purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the common units to a purchaser or other transferee, and

•	the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

•	will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application, and

•	may not receive some federal income tax information or reports furnished to record holders of common units.

The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.

Until a common unit has been transferred on our books, we and the transfer agent, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

DESCRIPTION OF THE PARTNERSHIP SECURITIES

Limitation on Issuance of Additional Partnership Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our managing general partner in its sole discretion without the approval of any limited partners. While any senior subordinated units remain outstanding, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 1,353,628 additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

During or after the subordination period, we may issue an unlimited number of common units as follows:

•	upon exercise of the underwriters’ over-allotment option,

•	upon conversion of the subordinated units,

•	under employee benefit plans,

•	upon conversion of the general partner interests and incentive distribution rights as a result of a withdrawal of a general partner,

•	in the event of a combination or subdivision of common units, or

•	in connection with an acquisition or a capital improvement that would have resulted, on a pro forma basis, in an increase in adjusted operating surplus on a per unit basis for the preceding four-quarter period.

It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we also may issue additional partnership interests that, in the sole discretion of our managing general partner, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership interests, our non-managing general partner may make, but is not required to make, additional capital contributions in us and the operating company. If the non-managing general partner chooses not to make an additional capital contribution equal to its percentage interest, such interest will be reduced to reflect its percentage of the total capital contributed. Moreover, our non-managing general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our non-managing general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately before each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Issuance of Additional Partnership Securities

The following is a description of the general terms and provisions of our partnership securities. The particular terms of any series of partnership securities will be described in the applicable prospectus supplement and the amendment to our partnership agreement relating to that series of partnership securities, which will be filed as an exhibit to or incorporated by reference in this prospectus at or before the time of issuance of any such series of partnership securities. If so indicated in a prospectus supplement, the terms of any such series may differ from the terms set forth below.

Subject to the limitations described above, our managing general partner is authorized to approve the issuance of one or more series of partnership securities without further authorization of the limited partners and to fix the number of securities, the designations, rights, privileges, restrictions and conditions of any such series.

The applicable prospectus supplement will set forth the number of securities, particular designation, relative rights and preferences and the limitations of any series of partnership securities in respect of which this prospectus is delivered. The particular terms of any such series will include the following:

•	the maximum number of securities to constitute the series and the designation and ranking thereof;

•	the annual distribution rate, if any, on securities of the series, whether such rate is fixed or variable or both, the dates from which distributions will begin to accrue or accumulate, whether distributions will be cumulative and whether such distributions will be paid in cash, securities or otherwise;

•	whether the securities of the series will be redeemable and, if so, the price at the terms and conditions on which the securities of the series may be redeemed, including the time during which securities of the series may be redeemed and any accumulated distributions thereof that the holders of the securities of the series will be entitled to receive upon the redemption thereof;

•	the liquidation preference, if any, applicable to securities of the series;

•	the terms and conditions, if any, on which the securities of the series will be convertible into, or exchangeable for, securities of any other class or classes of partnership securities, including the price or prices or the rate or rates of conversion or exchange and the method, is any, of adjusting the same; and

•	the voting rights, if any, of the securities of the series.

The holders of partnership securities will have no preemptive rights. Partnership securities will be fully paid and non-assessable when issued upon full payment of the purchase price therefor. The prospectus supplement will contain, if applicable, a description of the material United States federal income tax consequences relating to the purchase and ownership of the series of partnership securities offered by the prospectus supplement. The transfer agent, registrar and distributions disbursement agent for the partnership securities will be designated in the applicable prospectus supplement.

DESCRIPTION OF THE DEBT SECURITIES

General

The debt securities will be:

•	our direct secured or unsecured general obligations; and

•	either senior debt securities or subordinated debt securities.

Inergy, L.P. may issue debt securities in one or more series, and Inergy Finance Corp. may be a co-issuer of one or more series of debt securities. Inergy Finance Corp. was incorporated under the laws of the State of Delaware in September 2004, is wholly-owned by Inergy, L.P., and has no material assets or any liabilities other than as a co-issuer of debt securities. Its activities will be limited to co-issuing debt securities and engaging in other activities incidental thereto. When used in this section “Description of the Debt Securities,” the terms “we,” “us,” “our” and “issuers” refer jointly to Inergy, L.P. and Inergy Finance Corp., and the terms “Inergy, L.P.” and “Inergy Finance” refer strictly to Inergy, L.P. and Inergy Finance Corp., respectively.

Senior debt securities will be issued under a Senior Indenture and subordinated debt securities will be issued under a Subordinated Indenture. The Senior Indenture and the Subordinated Indenture are each referred to as an “Indenture” and collectively referred to as the “Indentures.” We will enter into the Indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. Unless we otherwise specify in the applicable prospectus supplement, the initial trustee for each series of debt securities will be U.S. Bank National Association. Any supplemental indentures will be filed by us from time to time by means of an exhibit to a Current Report on Form 8-K or other report that we file with the Securities and Exchange Commission, and will be available for inspection at the corporate trust office of the trustee, or as described below under “Where You Can Find More Information.” The Indentures will be subject to, and governed by, the Trust Indenture Act. We will execute an Indenture and supplemental indenture if and when we issue any debt securities.

We have summarized below the material provisions of the Indentures in the following order:

•	those provisions that apply only to the Senior Indenture;

•	those provisions that apply only to the Subordinated Indenture; and

•	those provisions that apply to both Indentures.

We have not restated the Indentures in their entirety in this prospectus. You should read the Indentures, because they, and not this description, control your rights as holders of the debt securities. Capitalized terms used in the summary have the meanings specified in the Indentures.

In the Indentures, the term “subsidiary” means, with respect to any person:

•	any partnership of which more than 50% of the partners’ equity interests (considering all partners’ equity interests as a single class) is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person or combination thereof; or

•	any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person or combination thereof.

Specified Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to such debt securities. These terms will include some or all of the following:

•	whether Inergy Finance will be a co-issuer of the debt securities;

•	the guarantors of the debt securities, if any;

•	whether the debt securities are senior or subordinated debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	the assets, if any, that are pledged as security for the payment of the debt securities;

•	whether we will issue the securities in individual certificates to each holder in registered form, or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the prices at which we will issue the debt securities;

•	the portion of the principal amount that will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be payable, if not U.S. dollars;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

•	the date or dates on which the principal of the debt securities will be payable;

•	the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange provisions;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants; and

•	any other terms of the debt securities.

Provisions Only in the Senior Indenture

Summary

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt and senior in right of payment to any of our subordinated debt (including the subordinated debt securities). The Senior Indenture will contain provisions that:

•	limit our ability to put liens on our principal assets; and

•	limit our ability to sell and lease back our principal assets.

The Subordinated Indenture will not contain any similar provisions. We have described below these provisions and some of the defined terms used in them.

Limitations on Liens

The Senior Indenture will provide that we will not, nor will we permit any subsidiary to, create, assume, incur or suffer to exist any lien upon any property or assets, whether owned or leased on the date of the Senior Indenture or thereafter acquired, to secure our debt or the debt of any other person (other than the senior debt securities issued thereunder), without in any such case providing that all of the senior debt securities outstanding thereunder shall be secured equally and ratably with, or before, such debt so long as such debt will be so secured.

There is excluded from this restriction:

1.	Permitted Liens, which is a term we define below;

2.	with respect to any series, any lien upon any property or assets of our company or any subsidiary in existence on the date the senior debt securities of that series are first issued or provided for under agreements existing on that date;

3.	any lien upon any property or assets created at the time of acquisition of such property or assets by us or any subsidiary or within one year after that time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

4.	any lien upon any property or assets existing at the time of its acquisition by us or any subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

5.	any lien upon property or assets of a person existing at the time such person becomes a subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time it becomes a subsidiary;

6.	any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

7.	liens imposed by law or order as a result of any proceeding before any court or regulatory body that are being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which we or the applicable subsidiary has not exhausted its appellate rights;

8.	any lien upon any additions, improvements, replacements, repairs, fixtures, appurtenances or component parts attaching to or required to be attached to property or assets under the terms of any mortgage, pledge agreement, security agreement or other similar instrument, creating a lien upon such property or assets permitted by clauses 1 through 7 above;

9.	any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements) of liens, in whole or in part, referred to in clauses 1 through 8, above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced plus any expenses of our company and subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding replacement; or

10.	any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of our company or any subsidiary.

Notwithstanding the foregoing, under the Senior Indenture, we may, and may permit any subsidiary to, create, assume, incur, or suffer to exist any lien upon any property or assets to secure debt of our company or any person (other than the senior debt securities) that is not excepted by clauses 1 through 10 above without securing the senior debt securities issued under the Senior Indenture, if the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all net sale proceeds from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses 1 through 4 of the first paragraph of the restriction on sale-leaseback covenant described below) does not exceed 10% of Consolidated Net Tangible Assets (as defined below).

When we use the term “Permitted Liens,” we are referring to:

1.	zoning restrictions, easements, licenses, covenants, reservations, restrictions on the use of real property or minor irregularities of title incident thereto that do not, in the aggregate, materially detract from the value of the property or the assets of our company or its subsidiaries or impair the use of such property in the operation of the business of our company or its subsidiaries;

2.	any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

3.	the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of any property;

4.	liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by us or any subsidiary in good faith;

5.	liens of, or to secure performance of, leases, other than capital leases;

6.	any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

7.	any lien upon property or assets acquired or sold by us or any subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

8.	any lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

9.	any lien in favor of us or any subsidiary;

10.	any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by us or any subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

11.	any lien securing industrial development, pollution control or similar revenue bonds;

12.	any lien securing debt of our company or any subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof, to refinance, refund or repurchase the debt securities and all other outstanding securities under the Senior Indenture, including the amount of all accrued interest and reasonable fees and expenses and premium, if any, incurred by us or any subsidiary in connection therewith;

13.	liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; and

14.	any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

When we use the term “Consolidated Net Tangible Assets,” we are referring to the total amount of assets after deducting (x) all current liabilities (excluding (A) any current liabilities that by their terms are extendable or renewable at the option of the obligor to a time more than 12 months after the time which the amount thereof is being computed, and (B) current maturities of long-term debt), and (y) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth on the consolidated balance sheet of our company and its subsidiaries for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

Restriction on Sale-Leasebacks

The Senior Indenture will prohibit us or any subsidiary from engaging in a Sale-Leaseback Transaction, unless:

1.	such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the property or assets subject to such Sale-Leaseback Transaction or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such property or assets, whichever is later;

2.	the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than the lesser of (A) three years and (B) 60% of the useful remaining life of such property;

3.	we or our subsidiary would be entitled to incur debt secured by a lien on the property or assets subject to such Sale-Leaseback Transaction in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities; or

4.	we or our subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any debt of our company or any subsidiary that is not subordinated to the senior debt securities, or (B) the expenditure or expenditures for property or assets used or to be used in the ordinary course of business.

When we use the term “Sale-Leaseback Transaction,” we are referring to the sale or transfer by us or any subsidiary of any property or assets to a person (other than us or any subsidiary) and the taking back by us or any subsidiary, as the case may be, of a lease of such property or assets.

Notwithstanding the foregoing, under the Senior Indenture we may, and may permit any subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses 1 through 4 of the above exceptions to the prohibition on Sale-Leaseback Transactions, provided that the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding debt (other than the senior debt securities) secured by liens upon property and assets not excepted by clauses 1 through 10 of the exceptions to the limitations on liens described above do not exceed 10% of the Consolidated Net Tangible Assets.

Provisions Only in the Subordinated Indenture

Subordinated Debt Securities Subordinated to Senior Debt

The subordinated debt securities will rank junior in right of payment to all of our Senior Debt. When we use the term “Senior Debt,” we are referring to all notes or other evidences of indebtedness not expressed to be subordinate or junior in right of payment to the subordinated debt securities or any other of our indebtedness ranking pari passu or junior in right of payment to the subordinated debt securities.

Payment Blockages

The Subordinated Indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event we have a default on any Senior Debt that imposes a payment blockage on the subordinated debt securities for a maximum of 179 days at any one time.

No Limitation on Amount of Senior Debt

The Subordinated Indenture will not limit the amount of Senior Debt that we incur.

Provisions That Apply to Both Indentures

Guarantees

If specified in the prospectus supplement respecting a series of debt securities, the subsidiaries of Inergy, L.P. specified in the prospectus supplement will unconditionally guarantee to each holder and the trustee, on a joint and several basis, the full and prompt payment of principal of, premium, if any, and interest on the debt securities of that series when and as the same become due and payable, whether at maturity, upon redemption or repurchase, by declaration of acceleration or otherwise. If a series of debt securities is guaranteed, such series will be guaranteed by all subsidiaries other than “minor” subsidiaries as such term is interpreted in securities regulations governing financial reporting for guarantors. The prospectus supplement will describe any limitation on the maximum amount of any particular guarantee and the conditions under which guarantees may be released.

The guarantees will be general obligations of the guarantors. Guarantees of subordinated debt securities will be subordinated to the senior indebtedness of the guarantors on the same basis as the subordinated debt securities are subordinated to the senior indebtedness of Inergy, L.P.

Consolidation, Merger or Asset Sale

Each Indenture will, in general, allow us to consolidate or merge with another domestic entity. They also will allow us to sell, lease or transfer all or substantially all of our property and assets to another domestic entity. If this happens, the remaining or acquiring entity must assume all of our responsibilities and liabilities under the Indentures including the payment of all amounts due on the debt securities and performance of the covenants in the Indentures. However, we may only consolidate or merge with or into an entity or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indentures, which will include the following requirements:

•	the remaining or acquiring entity is organized under the laws of the United States, any state or the District of Columbia;

•	the remaining or acquiring entity assumes our obligations under the Indentures; and

•	immediately after giving effect to the transaction no default or Event of Default (as defined below) exists.

The remaining or acquiring entity will be substituted for us in the Indentures with the same effect as if it had been an original party to the Indentures. Thereafter, the successor may exercise our rights and powers under the Indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under the Indentures and under the debt securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the Indentures.

Modification of Indentures

We may modify or amend each Indenture if the holders of a majority in principal amount of the outstanding debt securities of all series issued under the Indenture affected by the modification or amendment consent to it. Without the consent of each outstanding debt security affected, however, no modification may:

•	change the stated maturity of the principal of or any installment of principal of or interest on any debt security;

•	reduce the principal amount of, the interest rate on or the premium payable upon redemption of any debt security;

•	change the redemption date for any debt security;

•	change our obligation, if any, to pay additional amounts;

•	reduce the principal amount of an original discount debt security payable upon acceleration of maturity;

•	change the currency in which any debt security or any premium or interest on any debt security is payable;

•	change the redemption right of any holder;

•	impair the right to institute suit for the enforcement of any payment on any debt security;

•	reduce the percentage in principal amount of outstanding debt securities of any series necessary to modify the Indenture, to waive compliance with certain provisions of the Indenture or to waive certain defaults;

•	except as otherwise permitted in the indenture, release any guarantor from its obligations under its guarantee or the indenture or change any guarantee in any manner that would adversely affect the rights of holders;

•	reduce quorum or voting requirements;

•	change our obligation to maintain an office or agency in the places and for the purposes required by the Indenture; or

•	modify any of the above provisions.

We may modify or amend the Indenture without the consent of any holders of the debt securities in certain circumstances, including:

•	to provide for the assumption of an issuer’s or guarantor’s obligations under the Indenture and the debt securities by a successor upon any merger, consolidation or asset transfer;

•	to add covenants and events of default or to surrender any rights we have under the Indenture;

•	to make any change that does not adversely affect any outstanding debt securities of a series in any material respect;

•	to add or release guarantors pursuant to the terms of the Indenture;

•	to secure the senior debt securities or the guarantees, or both;

•	to provide for successor trustees; and

•	to cure any ambiguity, omission, defect or inconsistency.

The holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults under the Indenture and compliance by us with our covenants with respect to the debt securities of that series only. Those holders may not however, waive any default in any payment on any debt security of that series or compliance with a provision that cannot be modified or amended without the consent of each holder affected.

Events of Default and Remedies

When we use the term “Event of Default” with respect to an Indenture, we are referring to any of the following events:

•	failure to pay the principal of, or any premium on, any debt security when due;

•	failure to pay interest on any debt security for 30 days after such payment is due;

•	failure to perform any other covenant or breach of any warranty in the Indenture that continues for 60 days after being given written notice;

•	certain events of bankruptcy, insolvency or reorganization of our company; or

•	any other event of default included in any Indenture or supplemental indenture.

The subordination of the subordinated debt securities does not affect our obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on them. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an Indenture. Additionally, the trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

If an Event of Default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any Indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnification. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

No Limit on Amount of Debt Securities; Current Prohibition on Incurrence of Debt

Neither of the Indentures will limit the amount of debt securities that we may issue. Each Indenture allows us to issue debt securities up to the principal amount that we authorize. However, before issuing any debt securities, we will need to obtain the consent of the holders of our subsidiary’s debt.

Registration of Notes

We will issue debt securities only in registered form without coupons.

Minimum Denominations

Unless the prospectus supplement for each issuance of debt securities states otherwise, the debt securities will be issued in amounts of $1,000 each or multiples of $1,000.

No Personal Liability of General Partner

Unless otherwise stated in a prospectus supplement and supplemental indenture relating to a series of debt securities being offered, none of the partners, incorporators, managers, directors, officers, employees, members, unitholders or stockholders of either issuer, our general partner or any guarantor will have any liability for the obligations of the issuers or any guarantor under the Indentures or the debt securities. Each holder of debt securities by accepting a debt security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities. The waiver may not be effective under federal securities laws, however.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Form, Exchange, Registration and Transfer

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the Indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

We will appoint the trustee under each Indenture as security registrar for the debt securities issued under that Indenture. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption in part, we will not be required:

•	to issue, register the transfer of or exchange debt securities of a series either during a period beginning 15 business days prior to the selection of debt securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption; or

•	to register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security we are redeeming in part.

Discharging our Obligations

We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates.

We may discharge our obligations under the Indentures or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver an opinion of our legal counsel that the discharge will not result in holders of debt securities having to recognize taxable income or loss or subject then to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law. We may not have a default on the debt securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940.

Book Entry, Delivery and Form

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

Unless otherwise stated in any prospectus supplement, The Depository Trust Company (“DTC”) will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificated note, a global note may not be transferred, except that DTC, its nominees and their successors may transfer a global note as a whole to one another. Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant’s accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, which is owned by a number of DTC’s Direct Participants, the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc., among others.

We will wire principal and interest payments to DTC’s nominee. We and the trustee will treat DTC’s nominee as the owner of the global notes for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

Notes represented by a global note will be exchangeable for certificated notes with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days;

•	an event of default occurs with respect to any debt security and DTC requests that we issue certificated securities; or

•	we determine not to require all of the notes of a series to be represented by a global note and notify the trustee of our decision.

The above information concerning DTC and its book-entry system was obtained from sources that we believe to be reliable, but we assume no responsibility for its accuracy. More information about DTC can be found on The Depository Trust & Clearing Corporation’s web site (http://www.dtcc.com).

The Trustee

We will enter into the Indentures with a trustee that is qualified to act under the Trust Indenture Act of 1939, as amended, and with any other trustees chosen by us and appointed in a supplemental indenture for a particular series of debt securities. Unless we otherwise specify in the applicable prospectus supplement, the initial trustee for each series of debt securities will be U.S. Bank National Association. We may maintain a banking relationship in the ordinary course of business with U.S. Bank National Association and one or more of its affiliates.

Resignation or Removal of Trustee

If the trustee has or acquires a conflicting interest within the meaning of the Trust Indenture Act, the trustee shall either eliminate its conflicting interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and the applicable Indenture. Any resignation will require the appointment of a successor trustee under the applicable Indenture in accordance with the terms and conditions of such Indenture.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

Limitations on Trustee if it is Our Creditor

Each Indenture will contain certain limitations on the right of the trustee, in the event that it becomes a creditor of an issuer or a guarantor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

Annual Trustee Report to Holders of Debt Securities

The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve as such, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

Certificates and Opinions to be Furnished to Trustee

Each Indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

TAX CONSIDERATIONS

This section addresses the material tax considerations that may be relevant to prospective common unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Stinson Morrison Hecker LLP, special counsel to our general partners and us, insofar as it relates to legal conclusions with respect to United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this “Tax Considerations” section to “us” or “we” are references to Inergy, L.P. and its operating subsidiaries.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on common unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, each prospective unitholder is urged to consult with, and is urged to depend on, the prospective unitholder’s own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to the prospective unitholder of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Stinson Morrison Hecker LLP, and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions and advice of Stinson Morrison Hecker LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market value of the common units. In addition, the costs of any contest with the IRS will be borne indirectly by the unitholders and our general partners. Furthermore, the tax treatment of Inergy, L.P., or of an investment in Inergy, L.P., may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Stinson Morrison Hecker LLP has not rendered an opinion with respect to the following specific federal income tax issues:

(1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”),

(2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”), and

(3) whether our method for depreciating Section 743 adjustments is sustainable (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to the partner by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in his or her partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships whose gross income for every taxable year consists of at least 90% “qualifying income.” Qualifying income includes income and gains derived from the wholesale and retail marketing and transportation of propane. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that as of June 30, 2004 less than 5% of our income was not qualifying income; however, this percentage could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our managing general partner and a review of the applicable legal authorities, our counsel is of the opinion that as of that date at least 90% of our gross income constituted qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status as a partnership for federal income tax purposes, the status of our operating company for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Code. Instead, we will rely on the opinion of Stinson Morrison Hecker LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we have been and will be treated as a partnership for federal income tax purposes and our operating company has been and will be disregarded as an entity separate from us for federal income tax purposes.

In rendering its opinion, Stinson Morrison Hecker LLP has relied on factual representations made by us and our managing general partner. The representations made by us and our managing general partner upon which counsel has relied are:

(a) Neither we nor our operating company has elected or will elect to be treated as a corporation, and

(b) For each taxable year, more than 90% of our gross income has been and will be income from sources that Stinson Morrison Hecker LLP has opined, or will opine, is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of a unitholder’s tax basis in his or her common units, or taxable capital gain, after the unitholder’s tax basis in his or her common units is reduced to zero. Accordingly, treatment as a corporation would materially reduce a unitholder’s cash flow and after-tax return and thus would reduce the value of the units.

It should be noted that one of our operating subsidiaries is a corporation. The limited activities conducted in that entity will be subject to taxation under the general corporate taxation rules described in the preceding paragraph.

The remainder of this section is based on Stinson Morrison Hecker LLP’s opinion that we will be treated as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of us will be treated as partners of us for federal income tax purposes. Also:

(a) assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

(b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of us for federal income tax purposes.

As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, the opinion of Stinson Morrison Hecker LLP does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose such beneficial owner’s status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Inergy, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income.    We will not pay any federal income tax. Instead, each unitholder will be required to report on such unitholder’s income tax return his or her share of our income, gains, losses and deductions without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if such unitholder has not received a cash distribution from us. Each unitholder will be required to include in income the unitholder’s allocable share of our income, gains, losses and deductions for our taxable year ending with or within the unitholder’s taxable year.

Treatment of Distributions.    Except as described below with respect to certain non-pro rata distributions, our distributions to a unitholder will not be taxable to the unitholder for federal income tax purposes to the extent of the unitholder’s tax basis in his or her common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, such unitholder must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partners, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. We do not currently have any nonrecourse liabilities. A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease the unitholder’s share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of cash may result in ordinary income to a unitholder, regardless of the unitholder’s tax basis in his or her common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.”

To that extent, a unitholder will be treated as having received his or her proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the distribution made to such unitholder. This latter deemed exchange generally will result in the unitholder’s realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.    A unitholder’s initial tax basis for his or her common units will be the amount such unitholder paid for the common units plus his or her share of our nonrecourse liabilities. That basis will be increased by the unitholder’s share of our income and by any increases in the unitholder’s share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by our distributions to the unitholder, by the unitholder’s share of our losses, by any decreases in the unitholder’s share of our nonrecourse liabilities and by the unitholder’s share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to either general partner, but will have a share of our nonrecourse liabilities, generally based on the unitholder’s share of profits. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.    The deduction by a unitholder of his or her share of our losses will be limited to the tax basis in the unitholder’s units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause the unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his or her units, excluding any portion of that basis attributable to the unitholder’s share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold the units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in the unitholder’s share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally partnership or corporate activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including any dividend income we derive or from our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of our income may be deducted in full when the unitholder disposes of his or her entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.    If we are required or elect under applicable law to pay any federal, state, foreign or local income tax on behalf of any unitholder, or former unitholder or our non-managing general partner, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our non-managing general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the holders of common units in excess of distributions to the holders of senior subordinated units or junior subordinated units, or incentive distributions are made to Inergy Holdings, LLC, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to our non-managing general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our non-managing general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our non-managing general partner and its affiliates, referred to in this discussion as “Contributed Property.” The effect of these allocations to a unitholder purchasing common units will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of contribution. In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of the unitholder’s interest in us, which will be determined by taking into account all the facts and circumstances, including the unitholder’s relative contributions to us, the interests of all the unitholders in profits and losses, the interest of all the unitholders in cash flow and other nonliquidating distributions and the rights of all the unitholders to distributions of capital upon liquidation.

Stinson Morrison Hecker LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of our income, gain, loss or deduction.

Treatment of Short Sales.    A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, the unitholder would no longer be a partner for tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder,

•	any cash distributions received by the unitholder as to those units would be fully taxable, and

•	all of these distributions would appear to be ordinary income.

Stinson Morrison Hecker LLP has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax.    Each unitholder will be required to take into account such unitholder’s share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.    In general the highest effective United States federal income tax rate for individuals for 2004 is 35% and the maximum United States federal income tax rate for net capital gains of an individual for 2004 is 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.    We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally will permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his or her purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) the unitholder’s share of our tax basis in our assets (“common basis”) and (2) the unitholder’s Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we have adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section l.167(c)-l(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost recovery deductions under Section 168 generally is required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our managing general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Tax Treatment of Operations—Uniformity of Units.”

Although Stinson Morrison Hecker LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 but arguably is inconsistent with Treasury Regulation Section l.167(c)-l(a)(6) which is not expected to directly apply to a material portion of our assets. To the extent a Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Tax Treatment of Operations—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in common units is higher than the common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and a reduced share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in common units is lower than those common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, generally is amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them may not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than otherwise would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income the unitholder’s share of our income, gain, loss and deduction for our taxable year ending within or with the unitholder’s taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his or her units following the close of our taxable year but before the close of the unitholder’s taxable year must include his or her share of our income, gain, loss and deduction in income for the unitholder’s taxable year. As a result, the unitholder will be required to include in income for the unitholder’s taxable year his or her share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.    The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by our non-managing general partner, its affiliates and the owners of units immediately prior to this offering. Please read “—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own likely will be required to recapture some or all of those deductions as ordinary income upon a sale of the unitholder’s interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon termination of Inergy, L.P. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. Any underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and determination of the initial tax basis, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates, and determination of basis, are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus the unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale. We do not currently have any nonrecourse liabilities.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year generally will be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months generally will be taxed at a maximum rate of 15%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to Section 751 Assets. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, under the Treasury regulations, can designate specific common units sold for purposes of determining the holding period of the units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his or her tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests such as our units, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale,

•	an offsetting notional principal contract, or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and subsequently will be apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Stinson Morrison Hecker LLP is unable to opine on the validity of this method of allocating income and deductions between the transferors and transferees of units. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among unitholders whose interests otherwise vary during a taxable period, to conform to a method which is permitted.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.    A unitholder who acquires units by a sale or exchange is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to notify us of a purchase may lead to the imposition of substantial penalties.

Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in the unitholder’s taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of any deductions for depreciation. A termination also could result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section l.167(c)-l(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743, but is arguably inconsistent with Treasury Regulation Section l.167(c)-l(a)(6) which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other non-U.S. persons and regulated investment companies (mutual funds) raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Under rules applicable to publicly traded partnerships, we will withhold at the highest marginal tax rate applicable to individuals on cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if such withholder has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-l, which describes the unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Stinson Morrison Hecker LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of that unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names Inergy GP, LLC, our managing general partner, as our Tax Matters Partner.

Our Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, our Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. Our Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to our Tax Matters Partner. Our Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if our Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on the unitholder’s federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a)	the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b)	whether the beneficial owner is:

(1)	a person that is not a United States person,

(2)	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing, or

(3)	a tax-exempt entity;

(c)	the amount and description of units held, acquired or transferred for the beneficial owner; and

(d)	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Registration as a Tax Shelter.    The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we will not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of Treasury in the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken.

Our tax shelter registration number is 01204000001. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on the unitholder’s return, without reasonable cause for that failure, will be subject to a $250 penalty for that failure. Any penalties discussed are not deductible for federal income tax purposes.

Recently issued Treasury Regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction.” You may be required to file this form with the Internal Revenue Service if we participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors. You are urged to consult with your own tax advisor concerning the application of any of these factors to your investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The Treasury Regulations also impose obligations on “material advisors” that organize, manage or sell interests in registered “tax shelters.” We have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list with specific information, including your name and tax identification number, and to furnish this information to the Internal Revenue Service upon request. You are urged to consult with your own tax advisor concerning any possible disclosure obligation with respect to your investment and should be aware that we and our material advisors intend to comply with the list and disclosure requirements.

Issuance of this registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

Accuracy-related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

(1)	for which there is, or was, “substantial authority”; or

(2)	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, you are urged to consider their potential impact on any investment you make in us. We presently anticipate that substantially all of our income will be generated in the following states: Arkansas, California, Florida, Georgia, Illinois, Indiana, Maryland, Michigan, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, and West Virginia. Each of these states, except Florida and Texas, currently imposes a personal income tax. A unitholder likely will be required to file state income tax returns and to pay state income taxes in these states and may be subject to penalties for failure to comply with these requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership— Entity-Level Collections.” Based on current law and our estimate of our future operations, our managing general partner anticipates that any amounts required to be withheld will not be material. We also may own property or do business in other states in the future.

Due to widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the implementation of state income, franchise or other forms of taxation. If any state was to impose a tax on us as an entity, our cash available for distribution would be reduced.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of the unitholder’s investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, his or her own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as federal tax returns, that may be required of the unitholder. Stinson Morrison Hecker LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may sell securities described in this prospectus and any accompanying prospectus supplement to one or more underwriters for public offering and sale, and we also may sell securities to investors directly or through one or more dealers or agents.

We will prepare a prospectus supplement for each offering that will disclose the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from the sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents.

If we use underwriters or dealers in the sale, they will acquire the securities for their own account and they may resell these securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise disclosed in the prospectus supplement, the obligations of the underwriters to purchase securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the securities offered by the prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If a prospectus supplement so indicates, the underwriters may, pursuant to Regulation M under the Securities Exchange Act of 1934, engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the securities at a level above that which might otherwise prevail in the open market.

We may sell the securities directly or through agents designated by us from time to time. We will name any agent involved in the offering and sale of the securities for which this prospectus is delivered, and disclose any commissions payable by us to the agent or the method by which the commissions can be determined, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

We may agree to indemnify underwriters, dealers and agents who participate in the distribution of securities against certain liabilities to which they may become subject in connection with the sale of the securities, including liabilities arising under the Securities Act of 1933.

Certain of the underwriters and their affiliates may be customers of, may engage in transactions with and may perform services for us or our affiliates in the ordinary course of business.

A prospectus and accompanying prospectus supplement in electronic form may be made available on the web sites maintained by the underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

LEGAL MATTERS

The validity of the securities offered in this prospectus and the material federal income tax considerations regarding the securities will be passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended September 30, 2003 as amended by Form 10-K/A filed January 7, 2004, the consolidated financial statements of United Propane, Inc. and Subsidiary included in our Current Report on Form 8-K/A dated October 14, 2003, and the balance sheet of Inergy GP, LLC included in our Current Report on Form 8-K dated January 7, 2004, as set forth in their reports, which are incorporated by reference in the registration statement of which this prospectus is a part. These financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at locations maintained by the SEC, including:

•	the principal offices of the SEC located at Judiciary Plaza, Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	the regional offices of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

•	the regional offices of the SEC located at 233 Broadway, New York, New York 10279.

Copies of such materials can be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800 SEC-0330 for further information about the operation of the Public Reference Room. Materials also may be obtained from the SEC’s web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. Our SEC filings also are available on our web site (http://www.inergypropane.com), and at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, please call (212) 656-5060.

We have filed with the SEC a registration statement on Form S-3. This prospectus, which is a part of the registration statement, omits selected information contained in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to that exhibit for a more complete description of the matter involved, and each statement is deemed qualified in its entirety by reference to that exhibit.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Therefore, before you decide to invest in a particular offering under this prospectus and accompanying prospectus supplement, you should always check for SEC reports we may have filed after the date of this prospectus. We incorporate by reference the documents listed below:

•	our annual report on Form 10-K for the fiscal year ended September 30, 2003, filed with the SEC on December 23, 2003, as amended by our annual report on Form 10-K/A for the fiscal year ended September 30, 2003, filed with the SEC on January 7, 2004;

•	our quarterly report on Form 10-Q for the quarter ended December 31, 2003, filed with the SEC on February 13, 2004;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 14, 2004;

•	our quarterly report on Form 10-Q for the quarter ended June 30, 2003, filed with the SEC on August 13, 2004;

•	our current report on Form 8-K filed with the SEC on August 15, 2003 (as amended on October 14, 2003);

•	our current report on Form 8-K filed with the SEC on November 21, 2003;

•	our current report on Form 8-K filed with the SEC on December 10, 2003;

•	our current report on Form 8-K filed with the SEC on January 7, 2004;

•	our current report on Form 8-K filed with the SEC on January 12, 2004;

•	our current report on Form 8-K filed with the SEC on February 4, 2004;

•	our current report on Form 8-K filed with the SEC on May 12, 2004;

•	our current report on Form 8-K filed with the SEC on July 26, 2004;

•	our current report on Form 8-K filed with the SEC on August 11, 2004;

•	our current report on Form 8-K filed with the SEC on August 31, 2004; and

•	the description of our common units contained in our registration statement on Form 8-A that we filed with the SEC on March 15, 2001, which is incorporated into that registration statement by reference to the description of our common units set forth under the captions “Prospectus Summary,” “Cash Distribution Policy,” “Description of the Common Units,” “The Partnership Agreement” and “Tax Considerations” in the prospectus forming a part of our registration statement on Form S-1 (Reg. No. 333-56976) that we filed with the SEC on March 14, 2001, and any subsequent amendment to that registration statement filed for the purpose of updating that description.

We also incorporate by reference all documents filed by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and until the offering of securities by this prospectus is terminated.

You may request, and we will provide, a copy of these filings at no cost, by making written or telephone requests for such copies to:

Investor Relations

Inergy, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

(816) 842-8181

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. If information in incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents. We have not authorized anyone else to provide you with any information.

4,400,000 Common Units

Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT

December 16, 2004

LEHMAN BROTHERS

WACHOVIA SECURITIES

A.G. EDWARDS

RAYMOND JAMES

STIFEL, NICOLAUS & COMPANY

INCORPORATED